                                               Filed Pursuant to Rule 424(b)(5)
                                 Registration File Nos. 333-63790 and 333-72966
PROSPECTUS SUPPLEMENT
(To prospectus dated July 13, 2001)

                               5,500,000 Shares

                                  [LOGO] ICOS

                                 Common Stock

                               -----------------

   ICOS Corporation is selling all of the shares.

   The shares of our common stock are quoted on The Nasdaq National Market under the symbol "ICOS." On November 7, 2001, the last sale price of the shares as reported on The Nasdaq National Market was $58.20 per share.

   Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page S-5 of this prospectus supplement.

                            Price     Underwriting  Proceeds to
                              to      Discounts and    ICOS
                            Public     Commissions  Corporation
                         ------------ ------------- ------------
               Per Share $      57.00  $      2.85  $      54.15
               Total.... $313,500,000  $15,675,000  $297,825,000

   The underwriters may also purchase up to an additional 815,789 shares from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover over-allotments.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The shares will be ready for delivery on or about November 14, 2001.

                              Joint Lead Managers

Credit Suisse First Boston                                  Merrill Lynch & Co.

                               -----------------

SG Cowen
               Banc of America Securities LLC
                                                             Robertson Stephens

          The date of this prospectus supplement is November 7, 2001.

                               TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT
                                                                            PAGE
                                                                           ------
PROSPECTUS SUPPLEMENT SUMMARY.............................................   S-1
RISK FACTORS..............................................................   S-5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................   S-13
USE OF PROCEEDS...........................................................   S-14
PRICE RANGE OF OUR COMMON STOCK...........................................   S-14
DIVIDEND POLICY...........................................................   S-14
CAPITALIZATION............................................................   S-15
SELECTED CONSOLIDATED FINANCIAL DATA......................................   S-16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................   S-18
BUSINESS..................................................................   S-24
MANAGEMENT................................................................   S-43
PRINCIPAL STOCKHOLDERS....................................................   S-46
UNDERWRITING..............................................................   S-48
NOTICE TO CANADIAN RESIDENTS..............................................   S-51
LEGAL MATTERS.............................................................   S-51
EXPERTS...................................................................   S-52
INFORMATION INCORPORATED BY REFERENCE.....................................   S-52

                                   PROSPECTUS
                                                                            PAGE
                                                                           ------
ABOUT THIS PROSPECTUS.....................................................   1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................   1
WHERE YOU CAN FIND MORE INFORMATION.......................................   2
INFORMATION INCORPORATED BY REFERENCE.....................................   2
ICOS CORPORATION..........................................................   3
USE OF PROCEEDS...........................................................   3
DESCRIPTION OF CAPITAL STOCK..............................................   3
DESCRIPTION OF DEBT SECURITIES............................................   6
DESCRIPTION OF CONVERTIBLE DEBT SECURITIES................................   13
PLAN OF DISTRIBUTION......................................................   22
ERISA CONSIDERATIONS......................................................   23
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
  LIABILITIES.............................................................   24
LEGAL MATTERS.............................................................   26
EXPERTS...................................................................   26

   Unless the context indicates otherwise, references in this prospectus supplement and the accompanying prospectus to "ICOS," "we," "our" and "us" refer to ICOS Corporation and our wholly-owned subsidiaries. You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

   ICOS, the ICOS design and Pafase are registered trademarks of ICOS Corporation. Other company names and trademarks included in this prospectus supplement are trademarks, registered trademarks or trade names of their respective owners. A trademark application has been filed on Cialis by Lilly ICOS LLC.

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including "Risk Factors" and the consolidated financial statements incorporated by reference into this prospectus supplement, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement will apply and supersede that information in the accompanying prospectus. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

                               ICOS Corporation

   ICOS is a product-driven company that has expertise in both protein-based and small molecule therapeutics. We combine our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and gene expression profiling to develop highly innovative products with significant commercial potential. We apply our integrated approach to specific target areas where we have expertise, including erectile dysfunction, sepsis, pulmonary hypertension and other cardiovascular diseases, inflammatory diseases and cancer. We believe our strategy of targeting multiple therapeutic areas by developing drugs that act through distinct molecular mechanisms increases our chances of successfully developing commercial products. Our leading product candidate Cialis(TM) is currently awaiting regulatory approvals in the United States and Europe for the treatment of erectile dysfunction. By the end of 2001, we expect to have seven product candidates in clinical trials.

   We have established collaborations with pharmaceutical and biotechnology companies to enhance our internal development capabilities and to offset a substantial portion of the financial risk of developing our product candidates. At the same time, we maintain substantial rights to the product candidates covered by these collaborations, which provide us the opportunity to participate in a significant portion of the potential economic benefit from successful development and commercialization. Our most significant collaboration partners include Eli Lilly and Company, Suntory Limited, Texas Biotechnology Corporation and Biogen Inc.

  Our late-stage product candidates

   Our three product candidates in late-stage development are the following:

   . Cialis (tadalafil) has completed registrational Phase 3 clinical trials and, on June 28, 2001, Lilly ICOS LLC, a joint venture entity we established with Eli Lilly in 1998 for the development of Cialis, submitted both a United States New Drug Application and a European Market Authorization Application seeking marketing approval of Cialis for the treatment of erectile dysfunction. To date, we have initiated over 60 Phase 1, 2 and 3 clinical trials evaluating Cialis for the treatment of erectile dysfunction. Efficacy studies demonstrated that, relative to placebo, Cialis both improved the patient's ability to attain and maintain an erection sufficient for sexual intercourse and significantly increased the percentage of successful sexual attempts. Cialis also was shown to provide extended duration of responsiveness and to work promptly.

   . Pafase(R) is currently being developed by Suncos Corporation, a joint venture entity we established with Suntory in 1997, for the treatment of severe sepsis. In 2000, we announced favorable results of a Phase 2 clinical trial evaluating the safety and efficacy of Pafase in 240 patients with either severe sepsis or multiple traumatic injuries who were at risk of developing acute respiratory distress syndrome. These results indicated that Pafase decreased the incidence of 28-day all-cause mortality, in patients with severe sepsis, from 44.2% to 21.4%. We began a pivotal multinational Phase 3 clinical trial in the second quarter of 2001, which is designed to enroll up to 2,500 patients from approximately 150 investigative sites.

   . Sitaxsentan is currently being developed by ICOS-Texas Biotechnology L.P., a limited partnership we formed with Texas Biotechnology in 2000, for the treatment of pulmonary arterial hypertension.

     Preliminary analysis of available patient data from an open-label Phase 2a clinical trial suggests that sitaxsentan may provide clinical benefit to patients diagnosed with certain types of pulmonary arterial hypertension. ICOS-Texas Biotechnology began a pivotal Phase 2b/3 clinical trial of sitaxsentan for the treatment of pulmonary arterial hypertension in the second quarter of 2001. ICOS-Texas Biotechnology was established for the development of endothelin receptor antagonists, including sitaxsentan and TBC3711.

  Our early-stage clinical product candidates

   We continue to develop a broad portfolio of early-stage clinical product candidates encompassing a variety of therapeutic approaches to address needs in both chronic and acute diseases. We seek to expand this early-stage product pipeline through our own internal discovery efforts and in-licensing opportunities. We also have a number of programs in research and preclinical development for the potential treatment of cancer and various inflammatory diseases. The following are our product candidates in early-stage clinical development:

   . TBC3711, which we anticipate will begin a Phase 2 clinical trial in the first quarter of 2002 for the treatment of congestive heart failure or hypertensive cardiovascular disease;

   . IC14, which we anticipate will enter Phase 2 clinical trials by the first quarter of 2002 for the treatment of sepsis;

   . IC747, which we anticipate will begin Phase 2 clinical trials during the first half of 2002 for the treatment of chronic inflammatory diseases, such as psoriasis, and which we are developing in a worldwide LFA-1 antagonist collaboration with Biogen;

   . Tadalafil, in Phase 2 clinical trials for the treatment of female sexual dysfunction; and

   . IC485, in a Phase 1 clinical trial with potential clinical applications for chronic obstructive pulmonary disease or rheumatoid arthritis.

   We have incurred significant operating losses since we began operations in September 1990. As of June 30, 2001, we had an accumulated deficit of $242.6 million. Although we have product candidates in late-stage development, we have not received regulatory approval for or commercialized any product candidates. Therefore, we have not generated revenues from the sale of any products. We cannot assure you that we will receive regulatory approval for or successfully commercialize any of our product candidates.

  Recent Developments

   On October 24, 2001, we announced our operating results for the three months ended September 30, 2001. We reported a net loss of $24.4 million, or $0.45 per share, for the three months ended September 30, 2001, compared to a net loss of $11.5 million, or $0.25 per share, for the three months ended September 30, 2000. Total revenue was $18.9 million for the three months ended September 30, 2001, compared to $21.7 million for the three months ended September 30, 2000.

   On November 5, 2001, we announced the signing of an agreement with Afferon Corporation, which provides us with exclusive worldwide license rights for commercial use of RTX (resiniferatoxin) for the treatment of bladder disease or function. RTX is a small molecule that can be delivered to the bladder to desensitize specific nerves that are believed to play a role in many pathological conditions of the bladder and urinary tract. Under the terms of the agreement, we will be responsible for the costs of developing and commercializing RTX and related analogues. Afferon will receive upfront payments and will be entitled to success-based milestone payments upon sales of marketed products, if any, resulting from this arrangement.

   ICOS Corporation was incorporated in Delaware in September 1989. Our principal executive offices are located at 22021-20th Avenue S.E., Bothell, Washington 98021 and our telephone number is (425) 485-1900. Our Internet address is www.icos.com. Information contained on our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

                                 The Offering

Common stock offered by ICOS....   5,500,000 shares

Common stock to be outstanding
  after this offering...........   59,021,508 shares

Use of proceeds.................   To fund research, clinical development,
                                   commercialization of our potential products, including Cialis, if regulatory approvals are received, and general corporate purposes.

Risk factors....................   See "Risk Factors" on page S-5 for a
                                   discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol...   ICOS

   The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of June 30, 2001. This number, as of June 30, 2001, does not include:

   . 8,107,308 shares subject to issuance upon exercise of stock options outstanding under our stock option plans, of which options to purchase 5,314,797 shares were exercisable at a weighted-average exercise price of $18.24 per share;

   . 9,605,300 shares subject to issuance upon exercise of outstanding warrants at a weighted-average exercise price of $42.82; and

   . 6,508,396 shares reserved for issuance upon exercise of future stock option grants under our 1999 Stock Option Plan, as amended and restated.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

   The following summary consolidated financial data for the years ended December 31, 1996 through December 31, 2000 are derived from our audited consolidated financial statements, and the consolidated financial data for the six-month periods ended June 30, 2000 and June 30, 2001 are derived from our unaudited interim consolidated financial statements. The as adjusted information in the consolidated balance sheet data as of June 30, 2001 reflects the receipt of the estimated net proceeds from the sale by us of the 5,500,000 shares of common stock in this offering at the public offering price of $57.00 per share.

                                                                                                          Six Months Ended
                                                                    Year Ended December 31,                   June 30,
                                                        -----------------------------------------------  ------------------
                                                          1996      1997      1998     1999      2000      2000      2001
                                                        --------  --------  -------- --------  --------  --------  --------
                                                                                                             (unaudited)
Consolidated Statement of Operations Data:
Total revenue.......................................... $  2,000  $ 31,576  $110,768 $ 79,600  $ 90,733  $ 36,842  $ 52,912
                                                        --------  --------  -------- --------  --------  --------  --------
Operating expenses:
  Research and development.............................   30,011    42,783    76,978  100,541    87,435    43,909    49,743
  General and administrative...........................    2,555     2,737     4,031    5,259     6,582     3,120     3,460
                                                        --------  --------  -------- --------  --------  --------  --------
    Total operating expenses...........................   32,566    45,520    81,009  105,800    94,017    47,029    53,203
                                                        --------  --------  -------- --------  --------  --------  --------
Operating income (loss)................................  (30,566)  (13,944)   29,759  (26,200)   (3,284)  (10,187)     (291)
Other income (expense), net............................    2,071     1,929     2,199   (6,995)  (31,507)   (2,523)  (20,129)
                                                        --------  --------  -------- --------  --------  --------  --------
Income (loss) before income taxes and cumulative effect
 of change in accounting principle.....................  (28,495)  (12,015)   31,958  (33,195)  (34,791)  (12,710)  (20,420)
Income taxes...........................................       --        --       648       --        --        --        --
                                                        --------  --------  -------- --------  --------  --------  --------
Income (loss) before cumulative effect of change in
 accounting principle..................................  (28,495)  (12,015)   31,310  (33,195)  (34,791)  (12,710)  (20,420)
Cumulative effect of change in accounting principle....       --        --        --       --   (63,075)  (63,075)       --
                                                        --------  --------  -------- --------  --------  --------  --------
Net income (loss)...................................... $(28,495) $(12,015) $ 31,310 $(33,195) $(97,866) $(75,785) $(20,420)
                                                        ========  ========  ======== ========  ========  ========  ========
Per common share:
  Income (loss) before cumulative effect of change in
   accounting principle:...............................
    Basic.............................................. $  (0.77) $  (0.30) $   0.78 $  (0.76) $  (0.75) $  (0.28) $  (0.39)
    Diluted............................................ $  (0.77) $  (0.30) $   0.67 $  (0.76) $  (0.75) $  (0.28) $  (0.39)
  Cumulative effect of change in accounting principle
   (basic and diluted).................................       --        --        --       --  $  (1.36) $  (1.38)       --
  Net income (loss):
    Basic.............................................. $  (0.77) $  (0.30) $   0.78 $  (0.76) $  (2.11) $  (1.66) $  (0.39)
    Diluted............................................ $  (0.77) $  (0.30) $   0.67 $  (0.76) $  (2.11) $  (1.66) $  (0.39)
Weighted-average common shares outstanding-basic.......   36,805    39,595    40,139   43,449    46,343    45,524    52,803
Weighted-average common shares outstanding-diluted.....   36,805    39,595    46,849   43,449    46,343    45,524    52,803

                                                                          June 30, 2001
                                                                      ---------------------
                                                                       Actual    As Adjusted
                                                                      ---------  -----------
                                                                           (unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, investment securities and interest receivable $ 206,604   $503,879
Working capital......................................................   190,849    488,124
Total assets.........................................................   245,201    542,476
Accumulated deficit..................................................  (242,596)  (242,596)
Stockholders' equity.................................................   206,750    504,025

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference into this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

                         Risks Related to Our Business

We have a history of losses and may never achieve profitability.

   We have incurred significant operating losses since we began operations in September 1990. As of June 30, 2001, we had an accumulated deficit of $242.6 million. We have not yet completed the development, including obtaining regulatory approvals, of any products and, consequently, have not generated revenues from the sale of products. Our operating losses have been increasing during the past several years and will continue to increase in subsequent years as we attempt to complete development of our potential products, obtain necessary regulatory approvals and manufacture and market these product candidates. In particular, we expect to incur substantial marketing and other costs related to commercializing Cialis if we are able to complete clinical trials and obtain regulatory approval for this product candidate. Even if we do successfully develop products that can be marketed, we will need to generate significant revenues from those products to achieve and maintain profitability. We currently do not expect to achieve profitability for at least the next two years. Even if we do become profitable, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis.

Our operating results are subject to fluctuations that may cause our stock price to decline.

   Our operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenue is unpredictable and may fluctuate due to the timing of non-recurring licensing fees, reimbursements earned by us for manufacturing services, and achievement of milestones under new and existing licensing and collaborative agreements. Revenue historically recognized under our prior collaborative agreements may not be an indicator of revenue from any future collaborations. In addition, our expenses are unpredictable and may fluctuate from quarter to quarter due to the timing of expenses, which may include payments owed by us under licensing or collaborative arrangements. We believe that quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance and should not be relied upon to predict the future performance of our stock price.

   It is possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock to decline. In the past, companies that have experienced decreases in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial damages, costs and a diversion of our management's attention and resources.

Our clinical trials may fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.

   Any failure or substantial delay in completing clinical trials for our product candidates may severely harm our business. Before obtaining regulatory approval for the sale of any of our potential products, we must subject these product candidates to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Clinical trials are expensive, time-consuming and may take years to complete. We may not complete clinical trials of product candidates under development, and the results of the trials may fail to demonstrate the safety or efficacy of such product candidates to the extent necessary to obtain regulatory approvals or to make commercialization of the product candidates worthwhile. At any time during these clinical trials, factors such as ineffectiveness of the product candidate, discovery of unacceptable toxicities or side effects, development of disease resistance or other physiological factors, or delays in patient enrollment could cause us to interrupt, limit, delay or abort the development of these product candidates.

   In addition, success in preclinical and early clinical trials does not ensure that late-stage or large-scale trials will be successful. Many companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in clinical trials, even after promising results had been obtained in earlier trials. Our Phase 3 clinical trial of product candidate LeukArrest(TM) for the treatment of ischemic stroke was stopped in early 2000 after an interim analysis. Also, our trial data for product candidate ICM3 did not show sufficiently promising results to warrant further study for the treatment of psoriasis. We may at times elect to use aggressive clinical strategies to advance product candidates through clinical development as rapidly as possible. For example, we may commence clinical trials without conducting preclinical animal efficacy testing, or we may conduct late-stage trials based on limited early-stage data. As a result, we anticipate that only some of our product candidates may show safety and efficacy in clinical trials and many may encounter difficulties or delays during clinical development.

Government regulatory authorities may not approve our product candidates.

   Any failure to receive the regulatory approvals necessary to commercialize our product candidates, in particular Cialis, could cause our business to fail. Our product candidates are subject to extensive and rigorous government regulation. The United States Food and Drug Administration, or FDA, regulates, among other things, the development, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our potential products are marketed abroad, they will also be subject to extensive regulation by foreign governments. None of our product candidates has been approved for sale in the United States or any foreign market. In addition, we have only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain such approvals.

   The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the product candidate's safety and efficacy. The approval process may take many years to complete and may involve ongoing requirements for post-marketing studies. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. The effect of government regulation may be to:

   . delay marketing of potential products for a considerable period of time;

   . limit the indicated uses for which potential products may be marketed;

   . impose costly requirements on our activities; and

   . provide competitive advantage to other pharmaceutical and biotechnology companies.

   In addition, regulatory compliance may prevent us from introducing new or improved products or may require us to stop marketing potential products. If we fail to comply with the laws and regulations pertaining to our business, we may be subject to sanctions, including the temporary or permanent suspension of operations, product recalls, marketing restrictions and civil and criminal penalties.

   On June 28, 2001, Lilly ICOS submitted a New Drug Application for Cialis to the FDA. If the FDA finds that the validation, clinical or other required data in the New Drug Application are insufficient, the FDA could require corrective action or additional data, which could delay or prevent approval. For example, the FDA could require additional studies for Cialis which could require clinical testing in significantly more patients. These additional studies could take years and require significant resources.

We may be unable to establish sales and marketing capabilities necessary to successfully commercialize our potential products.

   We currently have no direct sales capabilities and only limited marketing capabilities. We anticipate relying on others to market and sell some of our primary product candidates. For example, we have entered into an agreement with Eli Lilly to co-promote Cialis in North America and Europe. Because we expect to market or co-market our potential products through a direct sales force, we will need to either hire a sales force with expertise in pharmaceutical sales or contract with a third party to provide a sales force to meet our needs. We may be unable to establish marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for our potential products. In addition, co-promotion or other marketing arrangements with others to commercialize potential products could significantly limit the revenues we derive from these potential products, and these parties may fail to commercialize our potential products successfully.

The success of Cialis is dependent on the marketing, promotion, sales and distribution activities of our partner, Eli Lilly.

   Through our joint venture partnership with Eli Lilly, we and Eli Lilly have joint responsibility for the promotion, sale and distribution of Cialis in North America and Europe. In addition, Eli Lilly has promotion, sales and distribution rights to Cialis for the other parts of the world with royalties to be paid to Lilly ICOS. We have no experience in the sale or marketing of pharmaceutical products and have only just begun hiring a sales and marketing staff. We believe that, for Cialis to be widely adopted, the efforts of an experienced pharmaceutical sales force are needed. If Eli Lilly fails to devote appropriate resources to promote, sell and distribute Cialis, sales of Cialis could be reduced. In addition, if Eli Lilly breaches or terminates its agreement with us or otherwise fails to conduct its Cialis-related activities in a timely manner, sales of Cialis could be delayed, reduced or become substantially more costly for us to achieve.

We may be unable to compete successfully in the markets for pharmaceutical and biotechnological products.

   The markets in which we compete are well established and intensely competitive. We may be unable to compete successfully against our current and future competitors. Our failure to compete successfully may result in pricing reductions, reduced gross margins and failure to achieve market acceptance for our potential products.

   Our potential products, if approved and commercialized, will compete against well-established existing therapeutic products that are currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations. In addition, a number of pharmaceutical and biotechnology companies are currently developing products targeting the same diseases and medical conditions that we target. For example:

   . Pfizer has already successfully commercialized Viagra, a competitor of our product candidate Cialis;

   . Bayer AG is currently seeking regulatory approval for a PDE5 inhibitor for the treatment of erectile dysfunction that may also compete with our product candidate Cialis; and

   . Eli Lilly has received an approvable letter from the FDA for Xigris for the treatment of severe sepsis, which may compete with our product candidates Pafase and IC14.

   Our competitors include pharmaceutical companies, biotechnology companies, chemical companies, academic and research institutions and government agencies. Many of these organizations have substantially more experience and more capital, research and development, regulatory, manufacturing, sales, marketing, human and other resources than we do. As a result, they may:

   . develop products that are safer or more effective than our product candidates;

   . obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

   . devote greater resources to market or sell their products;

   . adapt more quickly to new technologies and scientific advances;

   . initiate or withstand substantial price competition more successfully than we can;

   . have greater success in recruiting skilled scientific workers from the limited pool of available talent;

   . more effectively negotiate third-party licensing and collaborative arrangements; and

   . take advantage of acquisition or other opportunities more readily than we can.

   We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for relationships with academic and research institutions, and for licenses to proprietary technology. In addition, we anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding protein-based and small molecule therapeutics continue to accelerate.

If we are unable to obtain the additional funding we need to develop and market our potential products, we may be required to delay, scale back or eliminate expenditures for some of our programs or grant rights to third parties to develop and market our potential products.

   Our business does not currently generate the cash needed to finance our operations. We will require substantial financial resources to conduct the time-consuming and costly research, preclinical development, clinical trials, manufacturing and regulatory and marketing activities necessary to commercialize our potential products. We may need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing stockholders would be diluted, and these securities might have rights superior to those of our common stock. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our development programs or grant rights to third parties to develop and market product candidates that we would prefer to develop and market internally. If we are required to grant such rights, the ultimate value of these product candidates to us would be reduced.

If we fail to negotiate or maintain successful collaborative arrangements with third parties, our development and marketing activities may be delayed or reduced.

   We have entered into, and we expect to enter into in the future, collaborative arrangements with third parties who provide us with funding and/or who perform research, development, regulatory compliance, manufacturing or marketing activities relating to some or all of our product candidates. If we fail to secure or maintain successful collaborative arrangements, our development and marketing activities may be delayed or reduced. Currently, we have collaborative arrangements with Eli Lilly, Suntory, Texas Biotechnology, Biogen, other companies and research laboratories. We may be unable to negotiate additional collaborative arrangements or, if necessary, modify our existing arrangements on acceptable terms.

   Our collaborative agreements can be terminated under certain conditions by our partners. In addition, our partners may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts. Even if our partners continue their contributions to the collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Also, our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In addition, our partners may experience financial difficulties at any time that could prevent them from having available funds to contribute to these collaborations. In these circumstances, our ability to develop and market potential products could be severely limited.

If we are unable to protect our intellectual property rights adequately, the value of our potential products could be diminished.

   Our success is dependent in part on our ability and the ability of our collaboration partners to obtain, maintain and enforce patents and other proprietary rights. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and surrounded by a great deal of uncertainty. Accordingly, we cannot assure you that our pending patent applications will result in issued patents. In addition, we cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third-party patents or patent applications relevant to our potential products that may block or compete with the technologies covered by our patent applications.

   In addition, although we own a number of patents, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that challenges will result in limitations of their coverage. In addition, the cost of litigation to uphold the validity of patents can be substantial. If we are unsuccessful in such litigation, third parties may be able to use our patented technologies without paying licensing fees or royalties to us.

   Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the ground that its technology is not covered by our patents. Policing unauthorized use of our intellectual property is difficult, and we cannot assure you that we will be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

   In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We require each of our employees, consultants and corporate partners to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may be subject to substantial costs and liability or be prohibited from commercializing our potential products as a result of patent infringement litigation and other proceedings relating to patent rights.

   Patent litigation is very common in the biopharmaceutical industry. We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us or our collaboration partners with respect to technologies used in potential products. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit brought against us or our collaboration partners, we or our collaboration partners may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property unless that party grants us or our collaboration partners rights to use its intellectual property. We or our collaboration partners may not be able to obtain these rights on acceptable terms or at all. Even if we or our collaboration partners were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

   In addition, we may have to resort to costly and time-consuming proceedings and litigation to determine the validity and scope of the proprietary rights of others. For example, we, Eli Lilly and eleven other companies were recently involved in an opposition proceeding in the European Patent Office in which we opposed a patent previously granted by the European Patent Office to Pfizer Inc. This patent (EP702555) claimed the use of sildenafil citrate, also known as Viagra, and related compounds in a medicament for the treatment of erectile dysfunction as well as the use of any cyclic GMP PDE inhibitor, including any PDE5 inhibitor, as a medicament for the treatment of erectile dysfunction. Viagra targets the same medical conditions that our product candidate Cialis targets. A hearing was held July 16-19, 2001, at the end of which the Opposition Division of the European Patent Office revoked all the claims of the Pfizer patent, including those for sildenafil-containing medicaments. The decision, however, leaves unaffected Pfizer's earlier compound patent, which covers sildenafil itself. Pfizer's European Patent (EP702555) had been nationalized by Pfizer in most European countries. Lilly ICOS brought suits challenging the patent in the Netherlands, the United Kingdom and Belgium. The court in the Netherlands issued a judgment on October 4, 2000 adjourning and staying proceedings pending the decision in the opposition proceeding before the European Patent Office. The court in the United Kingdom issued a judgment on November 8, 2000 that the Pfizer patent claims are invalid for obviousness. Pfizer has appealed that decision. The court in the United Kingdom has proposed to hear the appeal during the fourth quarter of 2001. By agreement of the parties and consent of the court, the case in Belgium has been adjourned until after the written opinion, relating to the hearing on July 16-19, 2001, of the Opposition Division of the European Patent Office has been rendered; upon resumption of the case, the Belgium court will conduct a full hearing concerning all matters and issues. It is expected that decisions by the European Patent Office and the trial courts in the three countries will be appealed, if not already appealed, by the party that does not prevail. These appeals could take years. If Pfizer's patent is ultimately upheld by the European Patent Office or the courts in European countries, we may be subject to litigation by Pfizer in Europe. We may also be prohibited from marketing Cialis for the treatment of erectile dysfunction in some or all European countries, or may be required to enter into licensing agreements to market Cialis in Europe. We cannot assure you that such agreements would be available on commercially reasonable terms, if at all. Pfizer has probably filed patent applications in the United States seeking the same or similar claims as Pfizer has attempted to obtain in Europe, and if Pfizer were to obtain a comparable patent in the United States, we may be involved in further litigation to determine whether our manufacture, use, sale or offer for sale of Cialis in the United States infringes such a patent, and to determine the validity and scope of such a patent.

   Furthermore, after seeking advice of counsel, we may undertake research and development with respect to potential products even when we are aware of third-party patents that may be relevant to these potential products, on the basis that such third-party patents may be challenged or licensed by us. If our subsequent challenges to such patents were not to prevail, we may be subject to patent infringement claims. In addition, if our subsequent attempts to license such patents were to prove unsuccessful, we may not be able to commercialize these potential products after having incurred significant expenditures.

We may be unable to establish the manufacturing capabilities necessary to develop and commercialize our potential products.

   We do not have facilities to manufacture small molecule product candidates, such as Cialis, and we do not have sufficient manufacturing capacity to manufacture our biological product candidates in quantities necessary for commercial sale. In addition, our manufacturing capacity may be inadequate to complete all clinical trials contemplated by us over time. We intend to rely significantly on contract manufacturers, including our collaboration partners, to produce large quantities of drug material needed for clinical trials and commercialization of our potential products. We will have to depend on these manufacturers to deliver materials on a timely basis and to comply with regulatory requirements, including Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. Third-party manufacturers may not be able to meet our needs with respect to timing, quantity or quality of materials, and may fail to satisfy applicable regulatory requirements with respect to the manufacture of these materials. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our clinical trials may be delayed, thereby delaying the submission of product candidates for regulatory approval and the market introduction and subsequent commercialization of our potential products. Any such delays may lower our revenues and potential profitability.

   Manufacturing product candidates in compliance with regulatory requirements is complex, time-consuming and expensive. If we make changes in our manufacturing processes, the FDA and corresponding foreign authorities may require us to demonstrate that the changes have not caused the resulting drug material to differ significantly from the drug material previously produced. Also, we may want to rely on results of prior preclinical studies and clinical trials performed using the previously produced drug material. Depending on the type and degree of differences between the newer and older drug material, we may be required to conduct additional animal studies or human clinical trials to demonstrate that the newly produced drug material is sufficiently similar to the previously produced drug material. We and our collaboration partners have made manufacturing changes and are likely to make additional manufacturing changes for the production of our product candidates currently in development, such as Cialis and Pafase. Manufacturing changes could result in delays in development or regulatory approval or in reduction or interruption of commercial sales of our potential products and could impair our competitive position.

   We may develop our manufacturing capacity in part by expanding our current facilities or building new facilities. Either of these activities would require substantial additional funds and we would need to hire and train significant numbers of employees to staff these facilities. We may not be able to develop manufacturing facilities that are sufficient to produce drug material for clinical trials or commercial use. Moreover, we and any third-party manufacturers that we may use must continually adhere to current Good Manufacturing Practices regulations. If our facilities or the facilities of third-party manufacturers cannot pass a pre-approval plant inspection, the FDA pre-market approval of our product candidates will not be granted. In complying with these regulations and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that our potential products meet applicable specifications and other requirements. If we or any of our third-party manufacturers fail to comply with these requirements, we may be subject to regulatory sanctions.

The failure to attract or retain key management and technical personnel could harm our business.

   We are highly dependent on the efforts and abilities of our current management and key technical personnel. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. Failure to retain our existing key management and technical personnel or to attract additional highly qualified personnel could, among other things:

   . compromise our ability to negotiate additional collaborative arrangements;

   . delay our ongoing discovery research efforts;

   . delay preclinical or clinical testing of our product candidates;

   . delay the regulatory approval process; or

   . prevent us from successfully commercializing our product candidates.

   In our field, competition for qualified management and technical personnel is intense. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. As a result of these factors, we may be unsuccessful in recruiting and retaining sufficient qualified personnel.

Our business may be harmed if we cannot obtain sufficient quantities of raw materials.

   We depend on outside vendors for the timely supply of raw materials used to conduct preclinical testing and clinical trials of product candidates. Once a supplier's materials have been selected for use in our manufacturing process, the supplier in effect becomes a sole or limited source of that raw material due to regulatory compliance procedures. Our business could be harmed if our third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials in a timely manner and we were unable to contract for these services with alternative suppliers on acceptable terms.

                         Risks Related to Our Industry

Our product candidates, even if approved by the FDA or foreign regulatory agencies, may not achieve market acceptance among hospitals, insurers or patients.

   Our product candidates, even if approved by the FDA or foreign regulatory agencies, may fail to achieve market acceptance, which would impair our ability to become profitable. We believe that market acceptance of our potential products will depend on our ability to provide acceptable evidence of safety, efficacy and limited side effects, our ability to provide these potential products at reasonable prices and the availability of third-party reimbursement for these potential products. In addition, market acceptance depends on the effectiveness of our marketing strategy, and, to date, we have very limited sales and marketing experience or capabilities.

Rapid changes in technology and industry standards could render our potential products unmarketable.

   We are engaged in a field characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in our field and other drug discovery technologies are accelerating. Our competitors may develop technologies and products that are more effective than any we develop or that render our technology and potential products obsolete or noncompetitive. In addition, our potential products could become unmarketable if new industry standards emerge. To be successful, we will need to enhance our product candidates and design, develop and market new product candidates that keep pace with new technological and industry developments.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our product candidates.

   We face an inherent business risk of exposure to product liability claims in the event that the use of our product candidates is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Although we maintain product liability insurance, we cannot be sure that this coverage is adequate or that it will continue to be available to us on acceptable terms.

We may incur substantial environmental liability arising from our activities involving the use of hazardous materials.

   Our research and development activities involve the controlled use of chemicals, viruses, radioactive compounds and other hazardous materials. If an accident involving these materials occurs, we could be held liable for any damages that result, and that liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. Although we believe that our operations comply with the standards prescribed by these laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.

                        Risks Related to This Offering

Our common stock price is volatile, and an investment in our stock could decline in value.

   The market price for our common stock and for securities of pharmaceutical and biotechnology companies generally have been volatile in the past and are likely to continue to be volatile in the future. If you decide to purchase shares of our common stock, you may not be able to resell them at or above the price you paid due to a number of factors, including:

   . failure of any of our product candidates, if approved, to achieve commercial success;

   . actual or anticipated variations in quarterly operating results;

   . results and progress of preclinical studies, clinical trials and regulatory approvals;

   . comments by research analysts on the prospects of our business;

   . announcements of technological innovations or new products by our competitors;

   . changes in the structure of health care payment systems;

   . general conditions in the pharmaceutical and biotechnology industry;

   . general economic conditions; and

   . significant sales of our common stock by one or more of our principal stockholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus supplement. We assume no obligation to update or revise these forward-looking statements or provide reasons why actual results may differ from those results discussed in or implied by the forward-looking statements.

                                USE OF PROCEEDS

   We expect to receive approximately $297.3 million in net proceeds from the sale of the 5,500,000 shares of common stock offered by us in this offering ($341.4 million if the underwriters exercise their over-allotment option in full), at the public offering price of $57.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

   We expect to use the net proceeds from this offering to fund research, clinical development, commercialization of our potential products, including Cialis, if regulatory approvals are received, and for general corporate purposes. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock trades on The Nasdaq National Market under the symbol ICOS. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on The Nasdaq National Market.

                                                         High   Low
                                                        ------ ------
          Year Ended December 31, 1999
             First Quarter............................. $38.13 $24.25
             Second Quarter............................  48.50  30.25
             Third Quarter.............................  42.75  24.00
             Fourth Quarter............................  34.00  25.19
          Year Ended December 31, 2000
             First Quarter............................. $68.00 $28.00
             Second Quarter............................  47.00  26.88
             Third Quarter.............................  60.00  43.06
             Fourth Quarter............................  56.88  37.81
          Year Ending December 31, 2001
             First Quarter............................. $57.00 $36.44
             Second Quarter............................  70.10  40.88
             Third Quarter.............................  65.40  42.40
             Fourth Quarter (through November 7, 2001).  60.28  48.53

   On November 7, 2001, the closing sale price of our common stock as quoted on The Nasdaq National Market was $58.20 per share. As of June 30, 2001, there were approximately 2,348 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. For the foreseeable future, we intend to retain earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2001:

   . on an actual basis; and

   . on an as adjusted basis to reflect the sale of the 5,500,000 shares of common stock offered by us at the public offering price of $57.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

   The unaudited information set forth below should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement.

                                                                                           June 30, 2001
                                                                                       --------------------
                                                                                                     As
                                                                                        Actual    Adjusted
                                                                                       ---------  ---------
                                                                                          (in thousands)
Long-term debt........................................................................ $      --  $      --
Stockholders' equity:
   Preferred stock, par value $0.01 per share; 2,000,000 shares authorized; no shares
     issued...........................................................................        --         --
   Common stock, par value $0.01 per share; 100,000,000 shares authorized;
     53,521,508 shares issued and outstanding, actual; 59,021,508 shares issued and
     outstanding, as adjusted.........................................................       536        591
   Additional paid-in capital.........................................................   448,616    745,836
   Accumulated other comprehensive income.............................................       194        194
   Accumulated deficit................................................................  (242,596)  (242,596)
                                                                                       ---------  ---------
   Total stockholders' equity.........................................................   206,750    504,025
                                                                                       ---------  ---------
       Total capitalization........................................................... $ 206,750  $ 504,025
                                                                                       =========  =========

   This information, as of June 30, 2001, does not include:

   . 8,107,308 shares subject to issuance upon exercise of stock options outstanding under our stock option plans, of which options to purchase 5,314,797 shares were exercisable at a weighted-average exercise price of $18.24 per share;

   . 9,605,300 shares subject to issuance upon exercise of outstanding warrants at a weighted-average exercise price of $42.82; and

   . 6,508,396 shares reserved for issuance upon exercise of future stock option grants under our 1999 Stock Option Plan, as amended and restated.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated statement of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 as well as the selected consolidated balance sheet data set forth below as of December 31, 1999 and 2000 are derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement. The selected consolidated statement of operations data set forth below for the years ended December 31, 1996 and 1997 as well as the selected consolidated balance sheet data set forth below as of December 31, 1996, 1997 and 1998 are derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus supplement. The selected consolidated statement of operations data set forth below for the six-month periods ended June 30, 2000 and June 30, 2001 and the selected consolidated balance sheet data as of June 30, 2001 are derived from our unaudited interim consolidated financial statements, which are incorporated by reference into this prospectus supplement and have been prepared on the same basis as the audited consolidated financial statements and, in management's opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at that date and the results of operations for those periods. Operating results for the six-month periods are not necessarily indicative of our results for the full year. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, the related notes and the independent auditors' report which refers to a change in the method of accounting for nonrefundable technology license fees and milestone payments in 2000, in our annual report on Form 10-K for the year ended December 31, 2000, and our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2001 and June 30, 2001, which reports are incorporated by reference into this prospectus supplement.


                                                                     Year Ended December 31,
                                                        ------------------------------------------------
                                                          1996       1997       1998       1999       2000
                                                        --------   --------   --------   --------   --------
                                                                    (in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
  Collaborative research and development from related
   parties............................................. $     --   $ 21,076   $ 33,758   $ 64,100   $ 47,404
  Licenses of technology to related parties............       --      8,500     75,000     15,000     42,929
  Other................................................    2,000      2,000      2,010        500        400
                                                        --------   --------   --------   --------   --------
   Total revenue.......................................    2,000     31,576    110,768     79,600     90,733
                                                        --------   --------   --------   --------   --------
Operating expenses:
  Research and development.............................   30,011     42,783     76,978    100,541     87,435
  General and administrative...........................    2,555      2,737      4,031      5,259      6,582
                                                        --------   --------   --------   --------   --------
   Total operating expenses............................   32,566     45,520     81,009    105,800     94,017
                                                        --------   --------   --------   --------   --------
Operating income (loss)................................  (30,566)   (13,944)    29,759    (26,200)    (3,284)
Other income (expense):
  Equity in losses of affiliates.......................       --       (226)      (191)   (12,042)   (37,038)
  Investment income....................................    2,070      2,164      2,369      4,292      4,419
  Other, net...........................................        1         (9)        21        755      1,112
                                                        --------   --------   --------   --------   --------
   Other income (expense), net.........................    2,071      1,929      2,199     (6,995)   (31,507)
                                                        --------   --------   --------   --------   --------
Income (loss) before income taxes and cumulative effect
 of change in accounting principle.....................  (28,495)   (12,015)    31,958    (33,195)   (34,791)
Income taxes...........................................       --         --        648         --         --
                                                        --------   --------   --------   --------   --------
Income (loss) before cumulative effect of change in
 accounting principle..................................  (28,495)   (12,015)    31,310    (33,195)   (34,791)
Cumulative effect of change in accounting principle....       --         --         --         --    (63,075)
                                                        --------   --------   --------   --------   --------
Net income (loss)...................................... $(28,495)  $(12,015)  $ 31,310   $(33,195)  $(97,866)
                                                        ========   ========   ========   ========   ========
Per common share:
  Income (loss) before cumulative effect of change in
   accounting principle:
    Basic.............................................. $  (0.77)  $  (0.30)  $   0.78   $  (0.76)  $  (0.75)
    Diluted............................................ $  (0.77)  $  (0.30)  $   0.67   $  (0.76)  $  (0.75)

                                                         Six Months Ended
                                                             June 30,
                                                        ------------------
                                                          2000       2001
                                                        --------   --------
                                                            (unaudited)
Consolidated Statement of Operations Data:
Revenue:
  Collaborative research and development from related
   parties............................................. $ 20,238   $ 24,125
  Licenses of technology to related parties............   16,604     26,915
  Other................................................       --      1,872
                                                        --------   --------
   Total revenue.......................................   36,842     52,912
                                                        --------   --------
Operating expenses:
  Research and development.............................   43,909     49,743
  General and administrative...........................    3,120      3,460
                                                        --------   --------
   Total operating expenses............................   47,029     53,203
                                                        --------   --------
Operating income (loss)................................  (10,187)     (291)
Other income (expense):
  Equity in losses of affiliates.......................   (5,486)   (26,448)
  Investment income....................................    2,266      5,755
  Other, net...........................................      697        564
                                                        --------   --------
   Other income (expense), net.........................   (2,523)   (20,129)
                                                        --------   --------
Income (loss) before income taxes and cumulative effect
 of change in accounting principle.....................  (12,710)  (20,420)
Income taxes...........................................       --        --
                                                        --------   --------
Income (loss) before cumulative effect of change in
 accounting principle..................................  (12,710)  (20,420)
Cumulative effect of change in accounting principle....  (63,075)       --
                                                        --------   --------
Net income (loss)...................................... $(75,785) $(20,420)
                                                        ========   ========
Per common share:
  Income (loss) before cumulative effect of change in
   accounting principle:
    Basic.............................................. $  (0.28)  $  (0.39)
    Diluted............................................ $  (0.28)  $  (0.39)

                                                                                                                  Six Months
                                                                          Year Ended December 31,               Ended June 30,
                                                              -----------------------------------------------  ----------------
                                                                1996      1997      1998      1999     2000     2000     2001
                                                              --------  --------  --------  --------  -------  -------  -------
                                                                                                                  (unaudited)
                                                                            (in thousands, except per share data)
Consolidated Statement of Operations Data (continued):
  Cumulative effect of change in accounting principle (basic
   and diluted)..............................................       --        --        --        --  $ (1.36) $ (1.38)      --
  Net income (loss):.........................................
   Basic..................................................... $  (0.77) $  (0.30) $   0.78  $  (0.76) $ (2.11) $ (1.66) $ (0.39)
   Diluted................................................... $  (0.77) $  (0.30) $   0.67  $  (0.76) $ (2.11) $ (1.66) $ (0.39)
Pro forma amounts assuming the change in accounting
 principle was applied retroactively to prior years (1):
   Net loss.................................................. $(28,495) $(19,999) $(39,667) $(17,309)
   Net loss per common share--basic and diluted.............. $  (0.77) $  (0.51) $  (0.99) $  (0.40)
Weighted-average common shares outstanding--basic............   36,805    39,595    40,139    43,449   46,343   45,524   52,803
Weighted-average common shares outstanding--diluted..........   36,805    39,595    46,849    43,449   46,343   45,524   52,803


                                                                               December 31,
                                                           ----------------------------------------------------   June 30,
                                                             1996       1997       1998      1999       2000        2001
                                                           ---------  ---------  --------  ---------  ---------  -----------
                                                                                                                 (unaudited)
                                                                                    (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, investment securities and interest
 receivable............................................... $  41,820  $  25,773  $ 78,065  $  69,254  $ 229,400   $ 206,604
Working capital...........................................    39,575     24,536    71,743     75,035    194,276     190,849
Total assets..............................................    58,205     54,065   113,347    112,788    268,174     245,201
Accumulated deficit.......................................  (110,410)  (122,425)  (91,115)  (124,310)  (222,176)   (242,596)
Stockholders' equity......................................    55,267     49,872    98,733     99,399    211,095     206,750

--------
(1)In the fourth quarter of 2000, we adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, as amended (SAB
   101), "Revenue Recognition in Financial Statements." Pursuant to SAB 101, nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred. We recognize these fees as revenue over the product development periods, based on estimated total development costs. Milestone payments are recognized as revenue at the time such payments are due, based on the ratio of cumulative costs incurred to date, to total estimated development costs. Previously, such license fees and milestone payments were recognized as revenue when received. Pro forma amounts give effect to this accounting change as if it occurred on January 1, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement. This discussion contains forward-looking statements based on current expectations that are subject to risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results and the timing of events could differ materially from those anticipated or implied by the forward-looking statements discussed here as a result of various factors, including, among others, those set forth under "Risk Factors," "Business," and elsewhere in this prospectus supplement.

Overview

   ICOS is a product-driven company that has expertise in both protein-based and small molecule therapeutics. We combine our capabilities in molecular, cellular and structural biology, high-throughput drug screening, medicinal chemistry and gene expression profiling, to develop highly innovative products with significant commercial potential. To enhance our internal development efforts, we have established collaborations with other pharmaceutical and biotechnology companies, including Eli Lilly, Suntory, Texas Biotechnology and Biogen. We and our partners currently have the following product candidates in late-stage development: Cialis, for which we have completed registrational Phase 3 clinical trials and have submitted applications in the United States and Europe seeking marketing approval for the treatment of erectile dysfunction; Pafase, for which patient enrollment in a Phase 3 clinical trial for severe sepsis was initiated in the second quarter of 2001; and sitaxsentan, for which patient enrollment in a Phase 2b/3 clinical trial for pulmonary arterial hypertension was initiated in the second quarter of 2001.

   We recognize revenue from our contracts for research and development efforts, including those under collaborative agreements, as the related expenses are incurred. Payments received that are related to future performance are deferred and recognized as revenue over the appropriate future performance periods. Nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred. We recognize these fees as revenue over the product development periods, based on estimated total development costs. Milestone payments, in the form of additional license fees, are recognized as revenue at the time such payments are due, based on the ratio of cumulative costs incurred to date, to total estimated development costs. Any remaining balance is deferred and recognized as revenue over the remaining product development period.

   We recognize our share of the operating results of our unconsolidated affiliates in proportion to our ownership interest in the affiliate and report it as equity in losses of affiliates. Losses relating to our affiliates are recognized only to the extent we have made or are committed to make capital contributions to the affiliate. Operating results of our affiliates include expenses related to research and development efforts that we recognize as revenue. Due to the nature of our collaborative agreements with affiliates, cost reimbursement revenue, which is reported as collaborative research and development revenue from related parties, largely depends on the continued progression of clinical trial and development activities.

   Cost reimbursement revenue includes revenue recognized pursuant to our product development agreement with ICOS Clinical Partners L.P., a limited partnership composed of private investors to fund development of certain of our product candidates. During the first quarter of 2001, we received the remainder of the funding available for research and development activities under our Product Development Agreement with ICOS Clinical Partners. We will not receive any further funding or revenue under this agreement.

   We have incurred significant operating losses since we began operations in September 1990. At June 30, 2001, we had an accumulated deficit of $242.6 million. We expect that our operating expenses will increase during 2001 and subsequent years as we attempt to complete development of our product candidates, obtain necessary regulatory approvals, and manufacture and market these product candidates. Our expenses will also likely increase as our late-stage products, Cialis, Pafase and sitaxsentan, move closer to market. In particular, we expect to incur substantial marketing and other costs related to commercializing Cialis if we are able to obtain regulatory approval for this product candidate. We also expect to incur costs under our collaborative research and development agreements with Eli Lilly, Suntory, Texas Biotechnology and Biogen. While joint venture and collaboration activities are subject to the oversight of both parties, the clinical and development activities of our affiliates are not entirely within our control. In the future, we may pursue our internal research and development activities more aggressively and, when beneficial to do so, establish additional collaborations. As a result of these factors, we expect to incur losses for at least the next two years.

   Our results of operations may vary significantly from period to period. Operating results will depend on, among other factors, the timing of expenses, payments received from collaborations, and the timing and progress of our research and development efforts. We may experience significant fluctuations in cost reimbursement revenue and revenue from licenses of technology. Technology license fee revenue will vary as a result of the timing of milestone payments and changes in estimated total development costs, which depend on the success of our clinical trial and development efforts. In addition, significant changes in joint venture collaboration activities could cause the amount of affiliate losses to fluctuate from period to period.

  Securities and Exchange Commission Staff Accounting Bulletin No. 101

   In the fourth quarter of 2000, we adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, as amended, or SAB 101, "Revenue Recognition in Financial Statements." Pursuant to SAB 101, nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred. We recognize these fees as revenue over the product development periods, based on estimated total development costs. Milestone payments, in the form of additional technology license fees, are recognized as revenue at the time such payments are due, based on the ratio of cumulative costs incurred to date, to total estimated development costs. Any remaining balance is deferred and recognized as revenue over the remaining product development period. Previously, those license fees and milestone payments were recognized as revenue when received. Our results for the year ended December 31, 2000 and the six months ended June 30, 2000 include a $63.1 million charge ($1.36 per share and $1.38 per share, respectively) representing the cumulative effect of adopting SAB 101 effective January 1, 2000. This charge reflects the aggregate amount of license fees and milestone payments that we reported as revenue in years prior to 2000, that are now being recognized as revenue in 2000 and future years under SAB 101. For the year ended December 31, 2000, we recognized $42.9 million of the $63.1 million as revenue, which decreased our loss before the cumulative effect of the accounting change by $0.93 per share. Accordingly, adoption of SAB 101 had the effect of increasing our 2000 net loss per share, from $1.68 to $2.11, an increase in the per share loss of $0.43.

Results of Operations

  Six Months Ended June 30, 2001 Compared With Six Months Ended June 30, 2000

  Revenue

   Revenue for the first six months of 2001 increased 44% to $52.9 million compared to $36.8 million for the first six months of 2000. Revenue for the first six months of 2001 included $14.5 million of a $15.0 million license fee received from Lilly ICOS following the submission of the Cialis New Drug Application to the FDA in June 2001. Collaborative research and development revenue from related parties, referred to in this discussion as "cost reimbursement revenue," was $24.1 million for the first six months of 2001 compared to $20.2 million for the first six months of 2000. The increase in cost reimbursement revenue was primarily due to (a) revenue from ICOS-Texas Biotechnology, which was formed in June 2000 to develop and commercialize endothelin receptor antagonists, such as sitaxsentan and TBC3711, and (b) current year clinical activity associated with the

Pafase Phase 3 clinical trial for severe sepsis. Cost reimbursement revenue from Lilly ICOS decreased as certain clinical activities were completed before the June 2001 submission of the Cialis New Drug Application to the FDA. Cost reimbursement revenue for the first six months of 2000 included funding, which ended in the first quarter of 2001, from ICOS Clinical Partners.

   Of the $63.1 million of deferred research and development revenue recorded when we changed our accounting for nonrefundable upfront technology license fees and milestone payments under SAB 101, we recognized $12.4 million in the first six months of 2001 and $16.6 million in the first six months of 2000.

  Operating expenses

   Research and development. Research and development expense consists primarily of costs associated with conducting basic research, clinical trials for our product candidates and other costs incurred in direct support of those activities. Research and development expense increased 13% to $49.7 million in the first six months of 2001 compared to $43.9 million in the first six months of 2000. This increase was primarily due to the progression of development activities for Pafase, sitaxsentan, TBC3711 and small molecule product candidates IC485 and IC747. Research and development expense for the first six months of 2000 included the cost of certain technology rights and LFA-1 inhibitor compounds acquired from Abbott Laboratories.

   General and administrative. General and administrative expense consists primarily of costs associated with corporate support functions, general management and other activities not directly related to research and development efforts. General and administrative expense increased 11% to $3.5 million in the first six months of 2001 compared to $3.1 million during the first six months of 2000. This increase was primarily due to our establishment of a corporate marketing function and pre-marketing activities associated with the anticipated commercial launch of Cialis.

  Equity in losses of affiliates

   We recognized $26.4 million of affiliate losses for the first six months of 2001 compared to $5.5 million for the first six months of 2000. This increase was primarily due to our share of the operating losses of Lilly ICOS. We began recognizing our share of Lilly ICOS' losses in the third quarter of 2000, when we became responsible for funding our proportionate share of Lilly ICOS' operations pursuant to our collaboration agreement with Eli Lilly. Previously, Eli Lilly funded 100% of Lilly ICOS' operations. Increases in our share of the Suncos and ICOS-Texas Biotechnology losses were due to the progression of development activities for Pafase, sitaxsentan and TBC3711.

  Investment income

   Investment income totaled $5.8 million in the first six months of 2001 compared to $2.3 million in the first six months of 2000. This increase was primarily due to higher average invested balances during 2001 as a result of the $181.1 million in net proceeds from our December 2000 equity financing.

  Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

  Revenue

   Revenue for 2000 increased 14% to $90.7 million compared to $79.6 million in 1999. During 2000, we recognized $42.9 million in revenue related to technology license fees which had been recognized in previous years but was required to be deferred under SAB 101. Excluding the effect of adopting SAB 101, revenue for 2000 was $47.8 million compared to $79.6 million in 1999. This decrease was due to a reduction in cost reimbursement revenue to $47.4 million in 2000 compared to $64.1 million in 1999, as well as the recognition of $15.0 million of license fee revenue upon receipt in 1999 related to the progression of the Cialis program, prior to the adoption of SAB 101. Cost reimbursement revenue for 2000 consisted of $19.9 million from Lilly ICOS, $15.2 million from Suncos, $9.5 million from ICOS Clinical Partners, and $2.8 million from ICOS-Texas Biotechnology. Cost reimbursement revenue for 1999 consisted of $19.9 million from Lilly ICOS, $25.1 million from Suncos and $19.1 million from ICOS Clinical Partners. The decrease in cost reimbursement revenue in 2000 was due to a reduction in reimbursable clinical trial and development expenses primarily associated with Pafase as well as a reduction in available funding from ICOS Clinical Partners.

  Operating expenses

   Research and development. Research and development expense decreased 13% to $87.4 million in 2000 compared to $100.5 million in 1999. This decrease was primarily due to the discontinuation of clinical activity associated with product candidate LeukArrest in 2000, as well as the completion in 2000 of multiple Pafase clinical studies that were ongoing in 1999. The decrease was partially offset by increased research and development expense associated with sitaxsentan and our small molecule product candidates IC485 and IC747. Research and development expense in 2000 also reflects costs related to the acquisition of certain technology rights and LFA-1 compounds from Abbott Laboratories.

   General and administrative. General and administrative expense increased 25% to $6.6 million in 2000 compared to $5.3 million in 1999. This increase was primarily due to certain management transition costs incurred during 2000, an increase in administrative fees related to ICOS Clinical Partners, and pre-marketing costs associated with our product candidate Cialis.

  Equity in losses of affiliates

   Equity in losses of affiliates increased 208% to $37.0 million in 2000 compared to $12.0 million in 1999. This increase was primarily due to continued progression of our clinical trial activity for Cialis as well as our share of losses related to the start-up activities of ICOS-Texas Biotechnology, partially offset by lower costs associated with clinical trial activity for Pafase. In the third quarter of 2000, we began to recognize our share of Lilly ICOS' losses because we began to provide our proportionate share of the funding of Lilly ICOS' operations pursuant to our collaboration agreement with Eli Lilly. Under the terms of that agreement, Eli Lilly was obligated to make scheduled cash contributions to fund the costs of the joint venture's operations. Costs incurred by the joint venture that exceeded Eli Lilly's scheduled cash contributions were to be funded from additional capital contributions by each of the joint venture partners. During 2000, Eli Lilly's scheduled cash contributions were expended. Consequently, we became responsible for funding our 50% share of the joint venture's ongoing operating activities. Our equity in the losses of Lilly ICOS for 2000 was $23.6 million.

  Investment income

   Investment income increased 3% to $4.4 million in 2000 compared to $4.3 million in 1999. This increase was primarily due to higher yields on investment balances in 2000 as well as an increase in available cash for investment following our December 2000 equity financing.

  Year Ended December 31, 1999 Compared With Year Ended December 31, 1998

  Revenue

   Revenue for 1999 decreased 28% to $79.6 million compared to $110.8 million for 1998. Revenue in 1999 included $15.0 million in license fees from Lilly ICOS as a result of the initiation of a Phase 3 clinical trial for Cialis. Revenue for 1999 also included cost reimbursement revenue of $25.1 million from Suncos, $19.1 million from ICOS Clinical Partners and $19.9 million from Lilly ICOS, and $0.5 million received under our research and development agreement with Abbott Laboratories. Revenue in 1998 consisted of a one-time $75.0 million license fee payment upon the formation of Lilly ICOS with Eli Lilly, cost reimbursement revenue of

$15.1 million from ICOS Clinical Partners, $14.9 million from Suncos and $3.8 million from Lilly ICOS, and $2.0 million received under our research and development agreement with Abbott Laboratories. The increase in cost reimbursement revenue in 1999 compared to 1998 was primarily due to the progression of our clinical trial and development activities.

  Operating expenses

   Research and development. Research and development expense increased 31% to $100.5 million in 1999 compared to $77.0 million in 1998. This increase was primarily due to the progression of clinical trials for Cialis, Pafase, IC14 and LeukArrest, as well as expansion of other product development efforts.

   General and administrative. General and administrative expense increased 30% to $5.3 million in 1999 compared to $4.0 million in 1998. This increase was primarily due to the addition of management and administrative personnel to support our product development activities and costs incurred to register Series B warrants issued pursuant to an agreement with ICOS Clinical Partners.

  Equity in losses of affiliates

   Equity in losses of affiliates increased to $12.0 million in 1999 compared to $0.2 million in 1998. This increase was primarily due to the fact that in 1999 we made an equity investment in Suncos of $15.0 million and recorded approximately $11.8 million as our share of Suncos' 1999 net loss. Prior to 1999, our equity investment in Suncos had a zero basis for financial reporting purposes and, accordingly, no losses were recognized. Our investment in Lilly ICOS had a zero basis for financial reporting purposes at December 31, 1999.

  Investment income

   Investment income increased 81% to $4.3 million in 1999 compared to $2.4 million in 1998. This increase was primarily due to higher average cash available for investment in 1999 compared to 1998.

Liquidity and Capital Resources

   At June 30, 2001, we had cash, cash equivalents, investment securities and interest receivable of $206.6 million compared to $229.4 million at December 31, 2000.

   We used $2.6 million in cash for operating activities during the first six months of 2001 compared to $28.4 million in the first six months of 2000. This change in operating cash flow was primarily due to the receipt of a $15.0 million license fee from Lilly ICOS in June 2001 as well as the timing of our payments to vendors and our receipt of cost reimbursements from our affiliates.

   We used $141.6 million in cash for investing activities in the first six months of 2001 compared to generating $23.5 million in cash in the first six months of 2000. Cash used in investing activities in the first six months of 2001 included a $105.0 million net increase in our short-term investment portfolio, compared to a $20.0 million net decrease in our short-term investment portfolio in the first six months of 2000. The increase in our short-term investment portfolio in the first six months of 2001 was primarily due to our conversion of cash equivalents held at the end of 2000 into investments with slightly longer maturities. Investing outflows in the first six months of 2001 also included $34.8 million of affiliate capital contributions compared to $2.2 million of affiliate capital contributions in the first six months of 2000. This increase in affiliate capital contributions was primarily due to the funding of our 50% share of Lilly ICOS' operations since the third quarter of 2000.

   We received $14.5 million in cash in proceeds from stock option and warrant exercises in the first six months of 2001, compared to $15.1 million in such proceeds in the first six months of 2000.

   Our future cash requirements will depend on various factors, many of which are beyond our control, including:

   . obtaining regulatory approval for and continued progress in commercializing Cialis;

   . continued progress in our research and development programs;

   . the results of clinical trials and preclinical studies;

   . acquisitions of products or technologies, if any;

   . relationships with research and development collaborators;

   . capital contributions to our affiliates;

   . royalty payments to ICOS Clinical Partners in the event of commercialization of Pafase;

   . competing technological and market development activities;

   . the time and costs involved in filing and prosecuting patents and enforcing and defending patent claims;

   . the regulatory process in the United States and other countries; and

   . the time and costs of manufacturing, scale-up and commercialization activities.

   We have engaged in collaborations and joint development agreements with other parties where the work and strategies of the other parties complement ours. In some instances, these relationships may involve commitments by us to fund some or all of certain development programs. Although corporate collaborations, partnerships and joint ventures have provided cost reimbursement revenue to us in the past, we cannot assure you that this type of revenue will be available to us in the future.

   We intend to expand our operations and hire the additional personnel necessary to continue development of our current portfolio of product candidates in clinical trials, as well as to continue discovery and preclinical research to identify additional product candidates. We also intend to pursue pre-marketing activities necessary to bring our product candidates to market and to establish marketing capabilities for product candidates ready for commercialization. We anticipate that expansion of these activities will increase operating expenses in the future. Furthermore, we will need to make incremental expenditures for additional laboratory, production and office facilities to accommodate the activities and personnel associated with these increased development and commercialization efforts.

   We anticipate that the net proceeds from this offering, combined with our existing cash and cash equivalents, investment securities, interest income from our investments, cash flow from other operating activities, including anticipated payments from Lilly ICOS, Suncos, and ICOS-Texas Biotechnology, along with the line of credit available to us under the Biogen agreement, will be sufficient to fund operations at least until 2005. However, depending on our product development and marketing and sales efforts, including those associated with the anticipated commercialization of Cialis, it is possible that we may need additional financing prior to that time. Additional financing may not be available when we need it or may be unavailable on acceptable terms. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our development programs or grant rights to third parties to develop and market product candidates that we would prefer to develop and market internally.

                                   BUSINESS

Overview

   ICOS is a product-driven company that has expertise in both protein-based and small molecule therapeutics. We combine our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and gene expression profiling to develop highly innovative products with significant commercial potential. We apply our integrated approach to specific target areas where we have expertise, including erectile dysfunction, sepsis, pulmonary hypertension and other cardiovascular diseases, inflammatory diseases and cancer. We believe our strategy of targeting multiple therapeutic areas by developing drugs that act through distinct molecular mechanisms increases our chances of successfully developing commercial products.

   We have established collaborations with pharmaceutical and biotechnology companies to enhance our internal development capabilities and to offset a substantial portion of the financial risk of developing our product candidates. At the same time, we maintain substantial rights to the product candidates covered by these collaborations, which provide us the opportunity to participate in a significant portion of the potential economic benefit from successful development and commercialization. Our most significant collaboration partners include Eli Lilly and Company, Suntory Limited, Texas Biotechnology Corporation and Biogen Inc.

   We and our collaboration partners have the following product candidates in development:

   . Cialis (tadalafil) has completed registrational Phase 3 clinical trials and, on June 28, 2001, Lilly ICOS, a joint venture entity we established with Eli Lilly in 1998 for the development of Cialis, submitted both a U.S. New Drug Application and a European Market Authorization Application seeking marketing approval of Cialis for the treatment of erectile dysfunction. To date, we have initiated over 60 Phase 1, 2 and 3 clinical trials evaluating Cialis for the treatment of erectile dysfunction. Efficacy studies demonstrated that, relative to placebo, Cialis both improved the patient's ability to attain and maintain an erection sufficient for sexual intercourse and significantly increased the percentage of successful sexual attempts. Additionally, Cialis was shown to provide extended duration of responsiveness and to work promptly. Tadalafil also is in Phase 2 clinical trials for the treatment of female sexual dysfunction.

   . Pafase began a pivotal multinational Phase 3 clinical trial in the second quarter of 2001, which is designed to enroll up to 2,500 patients from approximately 150 investigative sites. Pafase is currently being developed by Suncos, a joint venture entity we established with Suntory in 1997, for the treatment of severe sepsis. In 2000, we announced favorable results of a Phase 2 clinical trial evaluating the safety and efficacy of Pafase in 240 patients with either severe sepsis or multiple traumatic injuries who were at risk of developing acute respiratory distress syndrome. These results indicated that Pafase decreased the incidence of 28-day all-cause mortality, in patients with severe sepsis, from 44.2% to 21.4%.

   . Sitaxsentan began a pivotal Phase 2b/3 clinical trial for the treatment of pulmonary arterial hypertension in the second quarter of 2001. Sitaxsentan is currently being developed by ICOS-Texas Biotechnology, a limited partnership we formed with Texas Biotechnology in 2000. Preliminary analysis of available patient data from an open-label Phase 2a clinical trial suggests that sitaxsentan may provide clinical benefit to patients diagnosed with certain types of pulmonary arterial hypertension. ICOS-Texas Biotechnology was established for the development of endothelin receptor antagonists, including sitaxsentan and TBC3711.

   . TBC3711 is anticipated to begin a Phase 2 clinical trial in the first quarter of 2002 for the treatment of congestive heart failure or hypertensive cardiovascular disease.

   . IC14 is anticipated to enter Phase 2 clinical trials by the first quarter of 2002 for the treatment of sepsis.

   . IC747 is in Phase 1 clinical trials. We anticipate IC747 will begin Phase
     2 clinical trials during the first half of 2002 for the treatment of chronic inflammatory diseases, such as psoriasis. IC747 is being developed in a worldwide LFA-1 antagonist collaboration with Biogen.

   . IC485 is in a Phase 1 clinical trial with potential clinical applications for chronic obstructive pulmonary disease or rheumatoid arthritis.

Business Strategy

   Our objective is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of innovative drugs. We intend to accomplish this objective by:

   Obtaining regulatory approval for and successfully commercializing Cialis and Pafase. Both a U.S. New Drug Application and a European Market Authorization Application seeking approval for Cialis have been submitted. In addition, a pivotal multinational Phase 3 clinical trial for Pafase has begun. These product candidates target significant markets. With our collaboration partners, we intend to increase awareness of the benefits of these product candidates over existing therapies through sales and marketing efforts.

   Diversifying our portfolio of product candidates. We have developed and plan to continue to develop a broad portfolio of product candidates encompassing a variety of therapeutic approaches to address both chronic and acute diseases and medical conditions. For example, we are currently researching and developing product candidates targeting erectile dysfunction, sepsis, pulmonary arterial hypertension and other cardiovascular diseases, female sexual dysfunction, inflammatory diseases, infectious diseases and cancer. To mitigate some of the risks inherent in clinical development, we plan to continue developing a number of product candidates in parallel.

   Using our internal capabilities to discover and develop novel product candidates. Using our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and gene expression profiling, we have successfully identified novel product candidates and obtained patents, or filed patent applications, for protein-based and small molecule product candidates. We plan to continue our discovery and development efforts in these areas, emphasizing diseases and medical conditions for which current therapies are substandard or unavailable, or for which the market opportunities are large.

   Identifying attractive acquisition and in-licensing candidates. We have acquired and in-licensed product candidates and plan to acquire or in-license additional product candidates in the future. For example, the sitaxsentan, TBC3711 and IC14 product candidates are the result of such acquisition and in-licensing efforts. We believe that we are well positioned to attract additional product candidates as a result of our demonstrated experience and success in completing such acquisitions and in-licensing arrangements.

   Forming strategic collaborations. We have established and intend to continue to establish corporate collaborations with large pharmaceutical and other biotechnology companies to enhance the development of product candidates. These collaborations enable us to retain a significant portion of the potential economic benefit, while offsetting a substantial portion of the financial risk, of developing product candidates. For example, we have entered into collaborations with Eli Lilly, Suntory, Texas Biotechnology and Biogen. Collaborations such as these generally enable us to develop a greater number of product candidates than otherwise would be possible and provide us with domestic and international marketing and sales expertise for our partnered product candidates if approved.

   Expanding our intellectual property portfolio. We intend to continue to aggressively pursue protection of our proprietary technology and other intellectual property. We believe that establishing a strong proprietary position could provide an important competitive advantage in our target markets. As of October 30, 2001, we owned or exclusively licensed 146 U.S. patents and had 116 patent applications pending in the United States that we filed on our own behalf or on behalf of our joint ventures or exclusive licensors. When appropriate, we also seek foreign patent protection and as of October 30, 2001, we owned or exclusively licensed 119 foreign patents.

Development Pipeline

   We are developing several product candidates targeting a variety of serious diseases and medical conditions. We have retained significant marketing rights to each of the product candidates covered by partnership or joint development arrangements. We have retained co-promotion rights to Cialis in North America and most of Europe. We have retained marketing rights to Pafase in the United States and share marketing rights to Pafase with Suntory outside of Japan and the United States. We share worldwide marketing rights to sitaxsentan and TBC3711 with Texas Biotechnology and will co-promote IC747 and other LFA-1 antagonists in our worldwide collaboration with Biogen. The table below summarizes our product development programs.

                         Clinical Development Pipeline

Product Candidate   Target Indication           Status     Partner                         ICOS Economic Interest
-----------------   -----------------           ------     -------                         ----------------------
Cialis (tadalafil)  Erectile dysfunction        NDA        Eli Lilly and Company           North America and Europe
                    Female sexual dysfunction   Phase 2                                     --co-promotion
                                                                                           Rest of world--share of
                                                                                            royalties to Lilly ICOS

Pafase              Severe sepsis               Phase 3    Suntory Limited                 U.S.--commercial rights
                                                                                           Japan--share of royalties to
                                                                                            Suncos
                                                                                           Rest of world--co-promotion

Endothelin Receptor
 Antagonists:
   Sitaxsentan      Pulmonary arterial          Phase 2b/3 Texas Biotechnology Corporation Worldwide--co-promotion hypertension

   TBC3711          Congestive heart failure or Phase 1*   Texas Biotechnology Corporation Worldwide--co-promotion
                     hypertensive
                     cardiovascular disease

IC14                Sepsis                      Phase 2**                                  Worldwide--commercial
                                                                                            rights

IC747               Psoriasis                   Phase 1    Biogen Inc.                     Worldwide--co-promotion
                    Inflammatory diseases

IC485               Chronic obstructive         Phase 1                                    Worldwide--commercial
                     pulmonary disease or                                                   rights
                     rheumatoid arthritis

--------
*  Expect to begin Phase 2 in the first quarter of 2002.
** Expect to begin to enroll patients by the first quarter of 2002.

   In the status column of the table: "Phase 1" indicates a clinical trial for safety, pharmacology and dose-determining drug regimen; "Phase 2" indicates a clinical trial to determine dosing and efficacy; "Phase 2a" indicates a small clinical trial to determine potential therapeutic doses; "Phase 2b" indicates a larger clinical trial to determine efficacy of chosen therapeutic doses; "Phase 3" indicates a confirmatory clinical trial to determine efficacy and safety as primary support for regulatory approval; and "NDA" indicates that new drug applications have been filed with U.S. and European regulatory authorities for marketing approval.

  Cialis (tadalafil)

   We are evaluating Cialis (tadalafil), a small molecule compound that inhibits the phosphodiesterase type 5 enzyme, or PDE5, for the treatment of erectile dysfunction. We are also evaluating tadalafil for the treatment of female sexual dysfunction. In 1998, we formed a joint venture entity with Eli Lilly, called Lilly ICOS, to develop and commercialize PDE5 inhibitors.

  Erectile Dysfunction Clinical Application

   Background. Erectile dysfunction is a condition in which a man is unable to attain or maintain an erection sufficient for sexual intercourse. Erectile dysfunction affects an estimated 70 million men in North America and Europe, and it is increasingly recognized as a serious and treatable medical condition. Erectile dysfunction is often associated with underlying diseases such as diabetes, cardiovascular disease and depression, or may be a consequence of prostate surgery, spinal cord injury or treatment with certain medications.

   In the typical erection process, tactile and visual stimuli lead to increased blood flow into penile tissue, resulting in an erection. As part of this process, a chemical called cyclic GMP causes penile blood vessels to dilate, allowing blood flow to increase. PDE5, an enzyme present in penile blood vessels, removes cyclic GMP from penile tissue, thereby allowing the penile blood vessels to return to their undilated state. Inhibition of PDE5 can enhance blood flow to the penis, contributing to an erection.

   Current Treatment. Until 1998, treatments for erectile dysfunction were primarily limited to the use of injectables, vacuum pumps and prostheses, which are inconvenient and unpleasant options that have limited the size of the treated population. With the introduction in 1998 of Viagra, millions of men were motivated for the first time to acknowledge their affliction and seek treatment. We believe, however, that many men have ceased therapies for erectile dysfunction due to ineffectiveness, unpleasant side effects or inconvenient administration. We believe that as few as 10% of the men who could benefit from orally administered treatment for erectile dysfunction are currently undergoing treatment.

   Potential Treatment by Cialis. Cialis inhibits PDE5, increasing cyclic GMP levels and consequently increasing blood flow to the penis. The entry of Cialis into the marketplace may encourage use among the untreated population of erectile dysfunction patients in addition to those currently using therapies for erectile dysfunction.

   Development Status. To date, we have initiated over 60 Phase 1, 2 and 3 clinical trials evaluating Cialis for the treatment of erectile dysfunction. Cialis has been evaluated in several Phase 3 clinical trials conducted in an outpatient setting. These trials were multicenter, randomized and placebo-controlled. In these studies, the effect of Cialis was measured using patient responses to questionnaires and patient diaries. These studies demonstrated that, relative to placebo, Cialis both improved the patients' ability to attain and maintain an erection sufficient for sexual intercourse and significantly increased the percentage of successful sexual attempts. The most frequently reported treatment-related side effects in these studies were those anticipated for an inhibitor of PDE5, including headache, indigestion, backache and muscle ache. Most of these side effects were mild to moderate in intensity, and the frequency of reports decreased with continued treatment.

   We have completed registrational Phase 3 clinical trials for Cialis. Lilly ICOS submitted a New Drug Application for Cialis to the FDA and a European Market Authorization Application to the European Medicines Evaluation Agency on June 28, 2001. We believe there are attributes of Cialis that will make it attractive and convenient for patients and their doctors.

  Female Sexual Dysfunction Clinical Application

   Female sexual dysfunction is a general term that describes a variety of conditions, including lack of sexual desire, lack of sexual arousal, inability to achieve orgasm and pain during intercourse. Female sexual dysfunction has been reported to affect greater than 40% of adult women in the United States. Research in female sexual dysfunction is considerably less advanced than that of erectile dysfunction. In addition, the factors that underlie female sexual dysfunction are not well understood. At present, treatment for female sexual dysfunction is primarily limited to counseling, hormonal treatment and vaginal lubricants. These products may reduce discomfort, but do not directly address desire, arousal and orgasmic disorders.

   We are evaluating tadalafil for the treatment of some forms of female sexual dysfunction. Women were included in Phase 1 clinical trials of Cialis, and a Phase 2 clinical program is being conducted to further explore the safety and efficacy of tadalafil in women suffering from female sexual dysfunction. In one Phase 2 clinical trial, tadalafil was shown to be well-tolerated but demonstrated no effect relative to placebo on the primary endpoints.

  Pafase

   We are evaluating Pafase, a recombinant truncated human serum protein, for the treatment of severe sepsis. Pafase breaks down platelet-activating factor, or PAF, a chemical produced by the body that generally acts to induce or increase inflammation. In 1997, we formed a joint venture entity with Suntory called Suncos to develop and commercialize Pafase. We have funded the development and commercialization of Pafase in part through contributions from ICOS Clinical Partners, a limited partnership composed of private investors.

  Severe Sepsis Clinical Application

   Background. Severe sepsis is a life-threatening condition that can occur when the body's immune system mounts a systemic inflammatory response to an infection. As part of this immune response, immune system cells produce inflammatory agents, such as PAF, which can induce fever, organ failure and sometimes shock. When this progression leads to organ failure, the condition is classified as severe sepsis. It is estimated that there are currently over 750,000 cases of severe sepsis each year in the United States, with approximately 215,000 deaths annually. The number of deaths of patients with severe sepsis each year is similar to the number of deaths annually of patients with acute myocardial infarction and about four times the number of deaths of patients with breast cancer.

   Current Treatment. After over 25 years of clinical and research investigation of potential therapies for patients with severe sepsis, treatment of the condition is still primarily limited to antimicrobial therapy directed toward the underlying infection and supportive measures for patients suffering from, or at risk of developing, multiple organ dysfunction. Previous clinical trials of investigational agents in sepsis have targeted various inflammatory mediators or bacterial components. Until recently, these strategies have met with only limited success. In 2000, however, Eli Lilly reported favorable results when Xigris, activated protein C (r-APC), was administered to patients with severe sepsis. Patients treated with Xigris had a 28-day all-cause mortality rate of 24.7% compared to a mortality rate of 30.8% in patients treated with placebo. On October 29, 2001, Eli Lilly received an approvable letter from the FDA for Xigris for the treatment of severe sepsis. Eli Lilly has indicated that approval is contingent upon successful negotiation of labeling, including scope of the indication, agreement on post-approval clinical trials and successful completion of manufacturing inspections. Pafase has a different mechanism of action than Xigris. In consideration of the high mortality rate and the variety of underlying causes of severe sepsis, we anticipate that multiple therapies, with different mechanisms of action, may ultimately be used in combination to treat severe sepsis.

   Potential Treatment by Pafase. Pafase inactivates PAF, eliminating its inflammatory effects. PAF is implicated in sepsis as well as acute respiratory distress syndrome and other debilitating inflammatory conditions. We have demonstrated the inhibitory activity of Pafase on PAF-induced inflammation in both in vitro and in vivo studies.

   Development Status. In 2000, we announced favorable results of a Phase 2 clinical trial evaluating the safety and efficacy of Pafase in 240 patients with either severe sepsis or multiple traumatic injuries who were at risk of developing acute respiratory distress syndrome. These results indicated that Pafase decreased the incidence of 28-day all-cause mortality, in patients with severe sepsis, from 44.2% to 21.4%. Based on safety and efficacy data obtained from clinical trials completed to date, we initiated a pivotal Phase 3 clinical trial of Pafase in the second quarter of 2001. The study is designed to enroll up to 2,500 patients from approximately 150 investigative sites. The study will have three equally spaced interim analyses by an independent monitoring board and could be terminated early if pre-defined efficacy or futility is noted in interim data.

  Endothelin Receptor Antagonist Program

   We are evaluating two endothelin receptor antagonists: sitaxsentan, for the treatment of pulmonary arterial hypertension; and TBC3711, for congestive heart failure or hypertensive cardiovascular diseases. These product candidates are small molecules that antagonize, or block, the action of endothelin, which is a potent mediator of blood vessel constriction and of the growth of smooth muscle in vascular walls. Endothelin receptor antagonists are believed to be effective in the treatment of a variety of diseases where the regulation of vascular constriction and muscle tone is important. These diseases include pulmonary arterial hypertension, congestive heart failure and hypertension. In June 2000, we formed a partnership entity with Texas Biotechnology called ICOS-Texas Biotechnology to develop and commercialize endothelin receptor antagonists, including sitaxsentan and TBC3711, both currently in clinical development.

   Vascular endothelium, which is the innermost lining of the blood vessels, plays a pivotal role in maintaining normal blood vessel tone, including blood flow, by producing substances such as endothelin that regulate the delicate balance between the dilation and constriction of blood vessels. Endothelin binds to two distinct receptors, ET(A) and ET(B), on cell surfaces. In general, ET(A) receptors are associated with blood vessel constriction, while ET(B) receptors are associated with blood vessel dilation and endothelin clearance.

  Pulmonary Arterial Hypertension Clinical Application

   Background. Pulmonary arterial hypertension is a condition that involves high blood pressure and structural changes in the walls of the pulmonary arteries, which are the blood vessels that connect the right side of the heart to the lungs. Primary and secondary pulmonary arterial hypertension is estimated to afflict over 100,000 people worldwide. The life expectancy of patients with untreated primary pulmonary arterial hypertension is less than three years after diagnosis.

   Current Treatment. Currently the only approved pharmaceutical therapy for severe pulmonary arterial hypertension is an intravenously administered form of prostacyclin. Patients currently using prostacyclin must receive continuous infusion of the drug through an in-dwelling catheter, necessitating that they carry an infusion pump with them at all times. On September 17, 2001, the FDA issued an approvable letter for Tracleer, an oral non-selective endothelin antagonist, to treat patients with moderate to severe pulmonary arterial hypertension.

   Potential Treatment by Sitaxsentan. We believe that an oral, highly targeted ET(A) receptor antagonist may be a more effective treatment for patients suffering from pulmonary arterial hypertension than the treatments currently available. ICOS-Texas Biotechnology has completed an open-label Phase 2a clinical trial evaluating sitaxsentan for the treatment of pulmonary arterial hypertension. Preliminary analysis of patient data from this trial suggests that sitaxsentan may provide clinical benefit to patients diagnosed with some types of pulmonary arterial hypertension. However, in a follow-on extension trial, treatment-related hepatitis was observed in two patients and one of these patients died. Following analysis of the open-label Phase 2a clinical trial and extension studies and discussions with the FDA, ICOS-Texas Biotechnology initiated a pivotal Phase 2b/3 clinical trial of sitaxsentan, at lower doses, for the treatment of pulmonary arterial hypertension in the second quarter of 2001. The trial is expected to complete enrollment in the first quarter of 2002, and initial results are expected in the third quarter of 2002.

  Additional Clinical Applications

   We will continue to explore the utility and efficacy of endothelin receptor antagonists in the following clinical applications:

   Congestive Heart Failure. Congestive heart failure is a broad term that refers to the heart's inability to pump blood at a rate consistent with the needs of the human body. More than 10 million people in North

America, Europe and Japan suffer from this condition. Congestive heart failure represents the only form of heart disease that is rising in incidence and prevalence. Approximately half of all congestive heart failure patients die within five years of diagnosis, a mortality rate that exceeds most cancers. According to the American Heart Association, more than one million patients in the United States alone are hospitalized annually due to this disease. Congestive heart failure is currently treated with a combination of drugs depending on the severity of the disease. Standard medical therapy includes digitalis, diuretics, ACE-inhibitors, aldosterone antagonists and beta-blockers.

   We believe that endothelin receptor antagonists may prove effective in combating congestive heart failure through their novel therapeutic mechanism and may provide additional benefit to patients who do not respond to other therapies. A Phase 2a clinical trial evaluating the acute effects of sitaxsentan in patients with congestive heart failure has been conducted. This clinical trial evaluated the effects of a single intravenous dose of sitaxsentan and demonstrated that this product candidate is capable of reducing pulmonary systolic artery pressure, pulmonary vascular resistance and right atrial pressure. Specifically, this trial demonstrated that sitaxsentan was able to decrease endothelin levels and cause selective dilation of blood vessels.

   Hypertensive Cardiovascular Disease. Hypertensive cardiovascular disease includes a spectrum of difficult-to-treat conditions related to high blood pressure without definable causes. It includes complex diseases resulting from damage to the blood vessels in the kidneys, heart, brain and other vital organs. There are over 200 million individuals with hypertensive cardiovascular disease in North America, Europe and Japan. Despite a range of medications available to treat hypertensive cardiovascular disease, many patients do not respond to these therapies and their condition steadily worsens over time. We believe selective ET(A) receptor antagonists could become an important option for some of these patients.

   A Phase 2a clinical trial evaluating sitaxsentan for the treatment of essential hypertension has been conducted. This trial evaluated patients' blood pressure levels over the course of two weeks, with daily dosing of sitaxsentan. The trial demonstrated that sitaxsentan is capable of reducing sitting diastolic and systolic blood pressures to levels comparable with other anti-hypertensive medications. We are not currently pursuing clinical trials evaluating sitaxsentan for the treatment of hypertensive cardiovascular disease.

  IC14

   IC14 is a monoclonal antibody that blocks the function of CD14, a receptor found on the surface of certain white blood cells, which plays an early role in the development of sepsis.

  Sepsis Clinical Application

   We are developing IC14 for the treatment of sepsis. While Pafase is intended to treat severe sepsis by destroying PAF and eliminating its inflammatory effects, IC14 is intended to treat sepsis at both early and late stages in the inflammatory response by blocking the function of CD14. CD14 is unique in its ability to recognize components from most types of microorganisms. Once activated by the recognition of these microbial components, CD14 typically triggers a localized inflammatory response that removes microorganisms at the site of infection. However, in some cases, CD14 triggers a systemic inflammatory response that may lead to sepsis and multiple organ failure. In contrast to other potential targets, CD14 does not appear to be a redundant component of the immune response that leads to sepsis. Not only does CD14 recognize a diverse array of microbial components, but it also is directly involved in activating multiple cell types that promote this immune response, making it an attractive target for the treatment of sepsis. IC14 has been shown to block CD14 in both in vitro and in vivo models in preclinical studies.

   In 1999, we conducted a bacterial toxin challenge study in 16 healthy volunteers, which demonstrated that IC14 inhibited the inflammatory response to specific bacterial toxins by blocking the release of greater than 95% of tumor necrosis factor alpha (TNF-alpha) and substantially reducing the development of flu-like symptoms. We also completed a Phase 1 clinical trial in 30 healthy volunteers in 1999 that indicated IC14 was well tolerated after the administration of single doses. During the first quarter of 2001, we completed enrollment in a Phase 1 clinical trial initiated in 2000 that was designed to determine the molecule's safety and pharmacology in sepsis patients and define a dosing regimen for evaluation in Phase 2 clinical trials. We intend to begin enrollment in a Phase 2 clinical trial in sepsis patients by the first quarter of 2002.

  IC747 (LFA-1 antagonist)

   In June 2000, we acquired exclusive global rights to an LFA-1 program previously subject to our 1995 collaborative agreement with Abbott Laboratories. In July 2001, we entered into a collaboration with Biogen to jointly develop and co-promote IC747 and other LFA-1 antagonists as oral therapeutics for autoimmune and inflammatory diseases.

   IC747 is an orally administered small molecule antagonist of the cell adhesion molecule LFA-1, which is expressed by white blood cells. Many chronic inflammatory diseases are thought to be driven by abnormal activation of T lymphocytes, a type of white blood cell. In our preclinical studies, we have demonstrated that IC747 binds to LFA-1 and inhibits T lymphocyte activation.

   We believe that LFA-1 antagonists such as IC747 may be particularly desirable for the treatment of psoriasis. Genentech, Inc. and Xoma Corporation have already demonstrated the efficacy of an injectable LFA-1 antibody for psoriasis patients in Phase 3 clinical trials. We initiated a Phase 1 clinical trial for IC747 in the second quarter of 2001. We anticipate moving into Phase 2 clinical trials for psoriasis during the first half of 2002.

   Psoriasis is a chronic T lymphocyte-driven skin disorder afflicting approximately four to five million people in the United States, with 400,000 of those severely afflicted. Psoriasis is characterized by frequent episodes of redness, itching, and thick, dry silver scales or lesions on the skin. There is currently no effective, well-tolerated approved treatment available for advanced psoriasis. Currently approved therapies for psoriasis are focused on treating the symptoms of this disorder and include immunosuppressive medications such as corticosteroids or methotrexate, antifungal medications, antibiotics and vitamin D analogs.

   Other chronic diseases for which LFA-1 antagonists may prove useful are asthma and rheumatoid arthritis. In the United States, an estimated 17 million people suffer from asthma and an estimated 2.1 million are afflicted with rheumatoid arthritis.

  IC485 (PDE4 inhibitor)

   IC485 is an orally administered, small molecule inhibitor of the phosphodiesterase type 4 enzyme, or PDE4. Inhibition of PDE4 with IC485 reduces the production of TNF-alpha by cells of the immune system. Clinical benefits in rheumatoid arthritis and inflammatory bowel disease have been observed with approved therapies that target TNF-alpha production. Moreover, clinical efficacy has been observed with other PDE4 inhibitors in patients with asthma and in patients with chronic obstructive pulmonary disease. We have also demonstrated efficacy in preclinical models of rheumatoid arthritis and chronic obstructive pulmonary disease. Historically, drugs that have targeted PDE4 have induced side effects such as nausea, vomiting and sedation, which has limited the clinical utility of these drugs. In preclinical studies of IC485, vomiting and sedation were not observed over a range of doses that inhibited TNF-alpha production, demonstrating the potential utility of this product candidate over existing therapies. We initiated a Phase 1 clinical trial with IC485 in the fourth quarter of 2001.

   Chronic obstructive pulmonary disease and rheumatoid arthritis are under consideration as the primary clinical applications for IC485. According to the American Lung Association, approximately 16 million people in the United States suffered from chronic obstructive pulmonary disease in 1996, with approximately 14 million cases manifested as chronic bronchitis and approximately 1.8 million manifested as emphysema. Rheumatoid arthritis is another chronic inflammatory disease which affects approximately
2.1 million adults in the United States.

Preclinical and Research Pipeline

   We continuously evaluate new product candidates as part of our discovery research program. We use an integrated approach in this program that incorporates genetics, biochemistry and cell biology. The table below summarizes our product development programs in which we are engaged in preclinical development or research.

                       Preclinical and Research Pipeline

Product Candidate/Program                   Target Indication                        Status
------------------------------------------- ---------------------------------------- -----------

Cell cycle checkpoint/DNA repair inhibitors Cancer                                   Preclinical

Lipid and protein kinase inhibitors         Inflammatory diseases                    Preclinical

Other phosphodiesterase inhibitors          Multiple diseases                        Preclinical

Chemokine receptor antagonists              Allergic inflammatory diseases           Research

Other cell adhesion molecule antagonists    Cardiovascular and inflammatory diseases Research

Novel antibiotics                           Infectious diseases                      Research

   In the status column of this table: "Preclinical" indicates evaluation of lead or preferred compounds for safety, pharmacology and proof of efficacy in non-human animal models; and "Research" indicates the research phase of the product identification process for compounds for which activity in target human biological assay systems has been demonstrated in laboratory tests, but which have not yet been tested in non-human animal models of specific human diseases.

  Preclinical Programs

  Cell Cycle Checkpoint/DNA Repair Inhibitors

   Resistance of tumor cells to radiation or chemotherapy is due in part to cellular enzymes collectively termed cell cycle checkpoint/DNA repair enzymes. These enzymes are proteins that recognize and repair potentially lethal defects in cellular DNA introduced by radiation or chemotherapeutic agents. In preclinical tests, we are currently evaluating and optimizing lead compounds that inhibit two key enzymes involved in this process. We are assessing these compounds for their ability to selectively increase the sensitivity of tumors versus normal tissue to radiation or chemotherapeutic agents, thereby enhancing the success and minimizing the toxic effects of conventional treatments for many different types of tumors.

   According to the American Cancer Society, cancer is a major cause of death in the United States, second only to cardiovascular disease. Because our cell cycle checkpoint/DNA repair inhibitors potentially sensitize human cancer cells to chemotherapy and radiation therapy, they could potentially treat various forms of cancer, including the most common and lethal forms, such as prostate, breast, lung and colon cancer, as well as less common forms that are very poorly treated, such as pancreatic cancer.

  Lipid and Protein Kinase Inhibitors

   Certain lipid and protein kinases are enzymes that regulate activation of white blood cell types that participate in inflammatory and degenerative diseases such as autoimmune disorders, chronic obstructive pulmonary disease and osteoporosis. We are currently evaluating in preclinical studies small molecule inhibitors of a kinase involved in white blood cell activation. Autoimmune disorders, a large group of clinically important diseases, occur when the immune system confuses normal tissue with invading foreign material and attacks itself, causing tissue destruction. The triggers that cause this process are many, but the net result is that white blood cells are activated and a robust immune response ensues against normal tissue. In preclinical studies, we are testing our kinase inhibitors for their ability to quell an autoimmune response.

  Other Phosphodiesterase Inhibitors

   In addition to PDE4 and PDE5, the targets for IC485 and Cialis (tadalafil), respectively, we continue our discovery efforts and are conducting preclinical evaluations of inhibitors that selectively target other distinct members of the phosphodiesterase family of enzymes. These enzymes collectively regulate many bodily functions. Drugs targeted to individual enzymes impact specific bodily functions associated with the cardiovascular and nervous systems. We are currently evaluating one set of inhibitor compounds in preclinical models of Parkinson's disease.

  Research Programs

   Since our inception, we have placed a strong emphasis on generating novel drug candidates from our own internal research activities. Over the past eleven years, we have assembled a highly integrated multidisciplinary research staff of approximately 150 professionals. Our staff includes:

   . molecular biologists and biochemists who identify new genes or proteins that are either product candidates or targets for product candidates; and

   . medicinal chemists, robotics experts and pharmacologists who create, evaluate and optimize new product candidates.

   To use our expertise most effectively, we have concentrated our product discovery efforts on specific gene families, including phosphodiesterases, cell adhesion molecules and cell cycle checkpoint enzymes. In each case, we seek first to identify all the members of the family, understand the distribution of each member within the body and, through multiple functional tests, determine which members are most likely to affect human disease in a manner that can lead to therapeutic treatment. Once a given target is linked to an important biological function, such as activation of white blood cells, it is screened by our robotics group against a complex library of small organic molecules, from which lead compounds are identified. These lead compounds are tested against structurally related targets encoded within the same family of genes and then optimized through repetitive cycles of chemical modification to yield a final product candidate. During the optimization process our chemists and pharmacologists work together to build other attractive characteristics into the product candidate, such as the capacity to be administered orally and be maintained at appropriate levels in the bloodstream. The advantage of this gene family approach is that the initial efforts that yield a promising product candidate targeting one family member also provide valuable information about how to create product candidates that target other members of the gene family. For example, novel structural information regarding how IC747 interacts with its target, LFA-1, has been used to identify lead compounds that selectively block the function of other protein targets containing a related structural motif termed IDAS. This approach not only provides additional opportunities in other therapeutic areas, but also may markedly reduce the effort required to produce the next product candidate.

   Our current discovery research programs are directed toward the discovery of new product candidates for the treatment of various diseases, including allergic and other inflammatory diseases, cardiovascular diseases and infectious diseases. Compounds in the research phase of the product identification process are those for which activity in the target human biological assay systems has been demonstrated in laboratory tests. These compounds have not yet been tested in non-human animal models of specific human diseases. These compounds include:

   . antagonists of a chemokine receptor that promotes the exit of certain white blood cells from the bloodstream to sites of inflammation, which are potentially important in allergic inflammatory diseases such as asthma and skin inflammation;

   . compounds that block the function of other cell adhesion molecules that are potentially important in diseases such as rheumatoid arthritis, asthma, and other degenerative diseases of the kidney, liver and lung;

   . lead inhibitors of other members of the PDE family of enzymes, including those that may be involved in regulating neurodegenerative diseases such as Parkinson's disease; and

   . molecules that represent lead compounds for new classes of antibiotics.

Collaborations and Licensing Agreements

   We have entered into arrangements with other parties to access technology and to facilitate and fund the development and marketing of several of our product candidates. Our collaborations and licensing agreements include:

  Eli Lilly and Company

   In October 1998, ICOS and Eli Lilly formed Lilly ICOS, a 50/50-owned limited liability company, to develop and commercialize PDE5 inhibitors. Lilly ICOS is developing Cialis as an oral therapeutic agent for the treatment of erectile dysfunction and female sexual dysfunction. Under the terms of this arrangement, we received a $75.0 million payment upon formation of the joint venture, a $15.0 million payment in 1999 upon initiation of a Phase 3 clinical trial program for Cialis and an additional $15.0 million payment in 2001 following the filing of the New Drug Application with the FDA. We could receive additional payments based on the progression of Cialis through development. The joint venture was initially capitalized by Eli Lilly through cash contributions and the contribution by us of an exclusive worldwide license to intellectual property relating to PDE5 inhibitors, including intellectual property associated with Cialis and its research platform. Both ICOS and Eli Lilly provide Lilly ICOS with research and development services. The joint venture will market any products resulting from this collaborative effort in North America and the countries in the European Union or European Free Trade Area through the services of ICOS and Eli Lilly. For countries outside North America and these European countries, in exchange for royalty payments, Lilly ICOS has granted Eli Lilly an exclusive license to develop, manufacture and commercialize the PDE5 inhibitors developed in the collaboration.

  Suntory Limited

   In February 1997, ICOS and Suntory formed Suncos, a 50/50-owned corporation, to develop and commercialize Pafase worldwide. Under the terms of this arrangement, the joint venture was established with a $30.0 million cash investment by Suntory, to Suncos, and subsequent capital contributions have been made by both Suntory and ICOS in equal amounts. We granted Suncos an exclusive license to all rights to Pafase on a worldwide basis. Suncos has granted Suntory exclusive rights to develop and commercialize Pafase in Japan, and Suncos has granted ICOS exclusive rights to develop and commercialize Pafase in the United States. Suncos retains the rights to develop and commercialize Pafase in the rest of the world. Suncos is managed jointly by Suntory and ICOS. Both Suntory and ICOS provide Suncos with research and development services. Suntory and ICOS will each pay royalties to Suncos on sales of Pafase in their respective territories.

  Texas Biotechnology Corporation

   In June 2000, ICOS and Texas Biotechnology formed ICOS-Texas Biotechnology, a 50/50-owned limited partnership, to develop and commercialize endothelin receptor antagonists, such as sitaxsentan and TBC3711. Under the terms of this arrangement, ICOS and Texas Biotechnology will equally fund the development of

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endothelin receptor antagonists and equally share in the profits of the partnership. We made an initial $2.0 million payment to Texas Biotechnology upon formation of the partnership and made an additional $2.0 million payment in October 2001. We may make further milestone payments of up to $51.5 million based on the achievement of certain success-based objectives. Texas Biotechnology made an initial contribution to ICOS-Texas Biotechnology of an exclusive worldwide license to the intellectual property associated with endothelin receptor antagonists, including patent rights and technical information. Both parties will provide the partnership with research and development services. ICOS-Texas Biotechnology will manufacture, market and sell any products resulting from the collaboration worldwide.

  Biogen Inc.

   In July 2001, we entered into an agreement with Biogen to jointly develop and globally commercialize orally active, small molecule LFA-1 antagonists for the treatment of inflammatory diseases and conditions, including psoriasis, and other autoimmune diseases. Under the terms of this agreement, we and Biogen will cross-license LFA-1 antagonist technology and patents, including IC747 and other LFA-1 antagonists. We will share costs of ongoing development activities with Biogen, co-promote any products developed under the agreement, and equally share in the profits of the collaboration. We received an $8.0 million initial payment upon executing the agreement and could receive future success-based milestone payments from Biogen based on the progression of IC747 and other LFA-1 antagonists through development. In addition, we may receive periodic loans from Biogen to fund part of our share of the development costs associated with the agreement. Some or all of the loans may be forgiven upon the achievement of certain success-based milestones.

  Abbott Laboratories

   In April 1995, we formed a collaboration with Abbott Laboratories to discover small molecule drugs that modulate the intracellular signaling connections of certain intercellular adhesion molecules and integrins. In September 1997, we expanded and extended this relationship to include small molecule antagonists of the extracellular domains of certain integrins and intercellular adhesion molecules. The research program under the collaboration which provided us with research funding from Abbott Laboratories was completed at the end of its term on April 1, 1999. Under the terms of the arrangement, each company received exclusive development and commercialization rights to drugs relating to specific molecular targets with royalties and milestone obligations to the other party. Each party was responsible for the development, registration and commercialization of its own product candidates. In addition, the collaboration provided us with a library of chemical compounds for use in our own discovery programs. In June 2000, we amended the arrangement by acquiring Abbott Laboratories' worldwide rights to all compounds developed in connection with the collaboration, including LFA-1 antagonists such as IC747. Abbott Laboratories will receive royalties and milestone payments on any products that we market that incorporate these compounds.

  Other Collaborations and Licensing Arrangements

   We have also entered into collaborative arrangements regarding the following product candidates:

   . IC14. We have entered into a sub-licensing arrangement with Johnson &
     Johnson and The Rockefeller University under which technology relating to IC14, developed by Dr. Richard Ulevitch at The Scripps Clinic and Research Foundation and Dr. Samuel Wright at The Rockefeller University, was sub-licensed to us. Under this arrangement, we received a sub-license to the intellectual property relating to IC14 in exchange for royalty and future milestone payments based on development of this product candidate. We have exclusive rights to a portfolio of patents for the production and commercialization of IC14.

   . IC485. We have entered into a research and development arrangement with Array BioPharma Inc. relating to IC485. Under this arrangement, we fund the medicinal chemistry performed by Array relating to IC485. We receive either an assignment of or a license to any and all intellectual property developed by Array relating to IC485 in exchange for future milestone payments based on development of this product candidate. We have exclusive rights to the worldwide production and commercialization of IC485.

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   . Cell cycle checkpoint/DNA repair inhibitors. We have entered into a research and development arrangement with Array relating to multiple research targets, including cell cycle checkpoint/DNA repair inhibitors. Under this arrangement, we fund the medicinal chemistry performed by Array relating to the targets. We receive either an assignment of or a license to any and all intellectual property developed by Array in exchange for future milestone payments based on the development of any product candidates that may arise from this arrangement. We have exclusive rights to the worldwide production and commercialization of any product candidates developed under this arrangement.

   . IDAS targeted product candidates. We have entered into an additional research and development agreement with Array relating to two research targets which contain an IDAS structural feature related to, but distinct from, that found in the cell adhesion molecule LFA-1, the target of IC747. Under the terms of this agreement, we will provide Array with research funding over two years. Both parties will collaborate in all aspects of lead generation and lead optimization. We will be responsible for clinical development and commercialization. We have exclusive rights to market, sell and distribute products that may arise from this arrangement. Array is entitled to receive success-based payments upon reaching certain development milestones and royalties based upon sales of products resulting from the collaboration.

   In addition, we have entered and continue to enter into licensing agreements and research collaborations with institutions and scientists to expand our access to new scientific developments, technologies and discoveries in certain areas. We have contracted with several academic and institutional collaborators to conduct research and development activities relating to our product candidates. We have also entered into licensing agreements with respect to specific technologies. These arrangements generally provide that we will fund either the research or development of the technology, or both, and will obtain an exclusive license or option to the technology developed, subject to certain royalty and other obligations.

Patents and Proprietary Rights

   Because of the length of time and expense associated with bringing new products through development and the governmental approval process to the marketplace, pharmaceutical and biotechnology companies have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes. We have applied, and are applying, for patents for our product candidates and aspects of our technologies. As of October 30, 2001, we owned or exclusively licensed 146 U.S. patents and had 116 patent applications pending in the United States that we filed on our own behalf or on behalf of our joint ventures or exclusive licensors. When appropriate, we also seek foreign patent protection and, as of October 30, 2001, we owned or exclusively licensed 119 foreign patents. Our ability, however, to obtain patents in a timely manner, if at all, in foreign countries may be limited by the laws of some of those countries. For example, many countries, including several European countries, allow for an opposition period, often lasting many months, after a patent is granted, providing third parties with the opportunity to submit arguments that may call for the withdrawal of or limitations on the affected patents.

   Even if we are granted patents by government authorities, the validity and enforceability of patents issued to pharmaceutical and biotechnology companies has proven highly uncertain. For example, legal considerations surrounding the validity of patents in the fields of pharmaceuticals and biotechnology are in transition, and we cannot assure you that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will, in fact, be considered sufficient in the future. In addition, we cannot assure you as to the degree and range of protections any of our patents may afford us, whether patents will be issued or the extent to which we will be successful in avoiding infringement of patents granted to others. For example, patents which have already been issued to us may be subjected to further governmental review that may ultimately result in the reduction of their scope of protection, and pending patent applications may have their requested breadth of protection significantly limited before being issued, if issued at all. Furthermore, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot assure you that we were the first creator of inventions covered by our patents or pending

                                     S-36

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patent applications or that we were the first to file patent applications for these inventions. In addition, after seeking advice of counsel, we may undertake research and development with respect to potential products, even when we are aware of third-party patents that may be relevant to these potential products, on the basis that such patents may be challenged or licensed by us. If our subsequent challenges to or attempts to license such patents were to prove unsuccessful, we may not be able to commercialize our potential products after having incurred significant expenditures, and may be subject to patent infringement claims. Under U.S. federal law, companies are protected against claims of infringement for using technology patented by others in clinical trials. Accordingly, we cannot assure you that the absence of litigation with respect to our product candidates in clinical development is an indication that our commercially marketed products will not be found to infringe the patent rights of others.

   Many pharmaceutical and biotechnology companies and university and research institutions have filed patent applications or already have received patents in our areas of product development. Many of these entities' applications and patents may be competitive with or conflict with ours, and could prevent us from obtaining patents or could call into question the validity of our existing patents. For example, if various patents issued to others are upheld in the courts or if certain patent applications filed by others are issued as patents and are upheld, we may be unable to market one or more of our product candidates, or may be required to obtain a license to market those product candidates. To contend with these possibilities, we have entered into non-exclusive license agreements and anticipate entering into additional license agreements in the future with third parties for technologies that may be useful or necessary for the manufacture or commercialization of some of our product candidates. In addition, we have initiated discussions with commercial entities that hold U.S. patents on technology or processes that we may find necessary in order to engage in some of our activities. However, we cannot assure you that these licenses, or any others that we may be required to obtain to market our product candidates, will be available on commercially reasonable terms, if at all, or that we will be able to develop alternative technologies if we cannot obtain required licenses.

   While we pursue patent protection and enforcement of our product candidates and aspects of our technologies when appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, suppliers and collaborators. Our company employment policy requires each new employee to enter into an agreement that contains provisions generally prohibiting the disclosure of confidential information to anyone outside of the company and providing that any invention conceived by an employee within the scope of his employment duties is the exclusive property of ICOS. Furthermore, our know-how that is accessed by third parties through collaborations and research and development contracts and through our relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties. We cannot, however, assure you that these protective arrangements will be honored by third parties, including employees, suppliers and collaborators, or that these arrangements will effectively protect our rights relating to unpatented proprietary information, trade secrets and know-how. In addition, we cannot assure you that other parties will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information and technologies.

   To protect our rights to our patents and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of our patent rights, such as participation in interference proceedings to determine priority of invention. These types of proceedings are often costly and could be very time-consuming to us, and we cannot assure you that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights. In addition, we may be required to defend ourselves in patent suits brought by third parties who seek to enjoin our product development efforts or seek damages for infringement. If we receive an unfavorable judgment on any of these claims, we could be forced to, among other things, alter our operations,

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

pay licensing fees or discontinue developing or marketing one or more of our potential products, as well as incur significant legal expenses.

   Pfizer was granted a patent (EP702555) by the European Patent Office claiming the use of sildenafil citrate, also known as Viagra, and related compounds in a medicament for the treatment of erectile dysfunction as well as the use of any cyclic GMP PDE inhibitor, including any PDE5 inhibitor, as a medicament for the treatment of erectile dysfunction. We, Eli Lilly, and eleven other companies opposed this patent in the European Patent Office. A hearing was held July 16-19, 2001, at the end of which the Opposition Division of the European Patent Office revoked all the claims of the Pfizer patent, including those for sildenafil-containing medicaments. The decision, however, leaves unaffected Pfizer's earlier compound patent, which covers sildenafil itself. Pfizer's European Patent (EP702555) had been nationalized by Pfizer in most European countries. Lilly ICOS brought suits challenging the patent in the Netherlands, the United Kingdom and Belgium. The court in the Netherlands issued a judgment on October 4, 2000 adjourning and staying proceedings pending the decision in the opposition proceeding before the European Patent Office. The court in the United Kingdom issued a judgment on November 8, 2000 that the Pfizer patent claims are invalid for obviousness. Pfizer has appealed that decision. The court in the United Kingdom has proposed to hear the appeal during the fourth quarter of 2001. By agreement of the parties and consent of the court, the case in Belgium has been adjourned until after the written opinion, relating to the hearing on July 16-19, 2001, of the Opposition Division of the European Patent Office has been rendered; upon resumption of the case, the Belgium court will conduct a full hearing concerning all matters and issues. It is expected that decisions by the European Patent Office and the trial courts in the three countries will be appealed, if not already appealed, by the party that does not prevail. These appeals could take years. If Pfizer's patent is ultimately upheld by the European Patent Office or the courts in European countries, we may be subject to litigation by Pfizer in Europe. We may also be prohibited from marketing Cialis for the treatment of erectile dysfunction in some or all European countries, or may be required to enter into licensing agreements to market Cialis in Europe. We cannot assure you that such agreements would be available on commercially reasonable terms, if at all. Pfizer has probably filed patent applications in the United States seeking the same or similar claims as Pfizer has attempted to obtain in Europe, and if Pfizer were to obtain a comparable patent in the United States, we may be involved in further litigation to determine whether our manufacture, use, sale or offer for sale of Cialis in the United States infringes such a patent, and to determine the validity and scope of such a patent.

Government Regulation

   Regulation by government authorities in the United States, Europe, Japan and other countries is a significant consideration in the manufacture and marketing of our potential products and in our ongoing research and product development activities. Our product candidates, including those of Suncos, Lilly ICOS, ICOS-Texas Biotechnology and those being jointly developed through our collaboration with Biogen, will require regulatory approval by government agencies prior to commercialization. Human therapeutic products are subject to rigorous preclinical and clinical testing and other approval requirements by the FDA and comparable agencies in foreign countries. The time required for completing testing and obtaining approvals of our product candidates is uncertain but often takes several years. Any delay in testing or in the evaluation of preclinical or clinical results by governmental health authorities may hinder product development. In addition, we may encounter delays in product development or rejections of product applications due to changes in FDA or foreign regulatory policies during the period of product development and testing. Various federal, state and foreign statutes and regulations, including the Federal Food, Drug and Cosmetic Act, also regulate the manufacturing, safety, labeling, storage, record keeping, and marketing of our product candidates, and failure to comply with these legal requirements may subject us to, among other things, civil penalties, criminal prosecution and restrictions on product development and production. The lengthy process of obtaining regulatory approvals and ensuring compliance with appropriate statutes and regulations requires the expenditure of substantial resources. Any delay or failure by us, our joint ventures or our collaborators to obtain regulatory approvals could adversely affect our ability to commercialize our product candidates, receive product, collaborative research or royalty payments and generate sales revenue.

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   In general, the steps ordinarily required before a new therapeutic product candidate may be marketed in the United States include:

   . preclinical laboratory tests, animal tests and formulation studies;

   . the submission to the FDA of an investigational New Drug Application, which must become effective before clinical testing may begin;

   . adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each indication;

   . the submission of a New Drug Application or Biologics License Application, as the case may be, to the FDA; and

   . FDA review and approval of a New Drug Application or Biologics License
     Application, as the case may be, prior to any commercial sale or shipment of the product candidate.

   Preclinical studies generally are conducted in the laboratory to evaluate the potential safety and efficacy of a therapeutic product candidate and are undertaken in compliance with Good Laboratory Practices regulations. The results of these studies are submitted to the FDA as part of an investigational New Drug Application, which must be reviewed by FDA personnel before clinical testing may begin in the United States. Once the FDA is satisfied with or does not comment on the submission of the investigational New Drug Application, clinical trials on humans may begin, although the FDA may put a hold on these trials at any time.

   Clinical trials are conducted in accordance with Good Clinical Practices regulations at sponsoring institutions under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. Typically, clinical evaluation involves three sequential phases, which may overlap. During Phase 1, clinical trials are conducted with a relatively small number of subjects to determine the early safety profile of a drug, as well as the pattern of drug distribution and drug metabolism by the subject. In Phase 2, clinical trials are conducted with groups of patients afflicted by a specific target disease to determine preliminary efficacy, optimal dosages and dosage tolerance, and to gather additional safety data. In Phase 3, large-scale, multicenter comparative clinical trials are conducted with patients afflicted with a specific target disease to provide data for the statistical proof of efficacy and safety as required by the FDA and others. The FDA and a clinical trial sponsor may suspend clinical trials at any time if it is believed that clinical subjects are being exposed to an unacceptable health risk.

   The results of preclinical and clinical testing of a product candidate, as well as data relating to a product candidate's chemistry, pharmacology and manufacture, are required to be submitted to the FDA in the form of a New Drug Application for small molecule products or a Biologics License Application for biological products in order to seek FDA approval. FDA approval of the New Drug Application or Biologics License Application is required before marketing of a product may begin in the United States, and the cost of this process may be substantial. In response to a New Drug Application or Biologics License Application, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not satisfy its regulatory approval criteria, including the pre-approval of relevant product manufacturing facilities. The failure to obtain timely permission for clinical testing or timely regulatory approval for product marketing could materially affect us. Furthermore, the FDA may require testing and surveillance programs to monitor the effect of a new product or may prevent or limit future marketing of a product based on the results of these post-marketing programs.

   In addition, some of our product candidates, most notably sitaxsentan, which is targeting pulmonary arterial hypertension, may qualify as orphan drugs under the Orphan Drug Act of 1983. This act generally provides incentives to manufacturers to undertake development and marketing of products to treat relatively rare diseases or those diseases that would likely affect fewer than 200,000 persons annually in the United States. A drug that receives orphan drug designation by the FDA, and is the first product to receive FDA marketing approval for its

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product claim, is entitled to various advantages, including a seven-year exclusive marketing period in the United States for that product claim. However, any drug that is considered by the FDA to be different from a particular orphan drug, including any orphan drug of ours that has been so designated by the FDA, is not precluded from sale in the United States during the seven-year exclusive marketing period. We cannot assure you that any of our product candidates will be designated as an orphan drug by the FDA or, if so designated, will have a positive effect on our revenues.

   In order to manufacture our potential products, a domestic drug manufacturing facility must be registered with the FDA as a domestic drug manufacturing establishment, must submit to periodic inspection by the FDA and must comply with current Good Manufacturing Practices regulations. In addition, to supply products for use in the United States, foreign manufacturing establishments must comply with these regulations and are subject to periodic inspection by the FDA or corresponding regulatory agencies in countries under reciprocal agreements with the FDA.

   Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of a product in those countries. The approval procedures vary among countries and can involve additional testing. The time required to obtain approval may differ from that required for FDA approval. Although there are some procedures for unified filings in some countries, including some in Europe, in general each country has its own procedures and requirements, many of which may be expensive and time-consuming. Accordingly, there may be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed, if we ultimately receive any approvals at all.

   Our policy is to conduct our research activities in compliance with the National Institute of Health Guidelines for Research Involving Recombinant DNA Molecules. We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our work. The extent and character of government regulation that might result from future legislation or administrative action, including additions or changes to environmental laws, cannot be accurately predicted and may materially affect our business operations and revenues.

Competition

   Competition in the pharmaceutical and biotechnology industries is intense and characterized by rapid technological development. We expect that our product candidates will encounter significant competition. A number of pharmaceutical and biotechnology companies are currently developing products targeting the same diseases and medical conditions that we target, and some of our competitors' products have entered clinical trials or are already commercially available. For example, Pfizer has already successfully commercialized Viagra, a competitor of our product candidate Cialis, and Bayer AG recently filed a New Drug Application with the FDA seeking approval for a PDE5 inhibitor for the treatment of erectile dysfunction. Eli Lilly has received an approvable letter from the FDA for Xigris for the treatment of severe sepsis, which may compete with Pafase and IC14. In addition, our potential products, if approved and commercialized, will compete against well-established existing therapeutic products that are currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations.

   Our competitors include pharmaceutical companies, biotechnology companies and chemical companies. Furthermore, significant levels of biotechnology research now occur in universities, government agencies and other nonprofit research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results, thereby providing us with additional competition and potential costs to our operations. In addition, many major pharmaceutical companies have made commercial arrangements

                                     S-40

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with other biotechnology companies or research institutions to further their development of products that may compete with our potential products.

   Many of our competitors have substantially more experience, capital, research and development, regulatory, manufacturing, sales, marketing, human and other resources than we do. As a result, they may:

   . develop products that are safer or more effective than our product candidates;

   . obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

   . devote greater resources to market or sell their products;

   . adapt more quickly to new technologies and scientific advances;

   . initiate or withstand substantial price competition more successfully than we can;

   . have greater success in recruiting skilled scientific workers from the limited pool of available talent;

   . more effectively negotiate third-party collaborative and licensing arrangements; and

   . take advantage of acquisition or other opportunities more readily than we can.

   We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding biologic and small molecule therapeutics continue to accelerate. Through research and discoveries, our competitors may render some or all of our product candidates obsolete or unmarketable, and may succeed in developing products that are safer and more effective than our potential products. Furthermore, even if our product candidates prove superior to the products of our competitors, our business could suffer as a result of collaboration partners independently developing competing products through the use of product candidates we licensed to them or developed through our collaborations.

   We believe the principal competitive factors affecting our markets are the timing and scope of regulatory approvals, safety and efficacy of therapeutic products, cost and availability of these products, availability of alternative treatments, third-party reimbursement programs and patent and proprietary rights protection. Although we believe that we are well positioned to compete adequately with respect to these factors in the future, our future success is currently difficult to predict because all of our product candidates are still in various stages of development and have yet to undergo regulatory approval and commercialization.

Manufacturing

   Since 1993, we have manufactured recombinant protein-based clinical materials in our production facilities in Bothell, Washington, a suburb of Seattle, to support our previous and current clinical trials. Our current facilities are capable of utilizing both microbial- and mammalian-based production processes and were designed to meet the FDA requirements for the production of purified recombinant protein bulk product. We currently produce bulk product for our product candidates Pafase and IC14 at our production facilities. Vialing and other finishing steps in the manufacturing processes of Pafase and IC14 are completed under contracts with Gensia Sicor Pharmaceuticals and several other companies. We also manufacture purified recombinant protein bulk product for third parties pursuant to contractual arrangements and may enter into additional arrangements in the future.

   We currently do not have the facilities necessary for the production of small molecule drugs. Our product candidate Cialis is currently manufactured by Eli Lilly. We plan to use Nordic Synthesis AB to manufacture the active pharmaceutical ingredient of our product candidate sitaxsentan. We have established relationships with third-party manufacturers to produce the required materials for our other small molecule programs in preclinical studies. These manufacturers include Ricerca, LLC and Irix Pharmaceutical. We cannot assure you that we will be able to maintain our current relationships with third-party manufacturers and suppliers or establish future arrangements with third-party manufacturers and suppliers on commercially reasonable terms, if at all.


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Marketing and Sales

   We have begun the development of a marketing and sales infrastructure, recruiting several individuals experienced in these functions from larger biotechnology and pharmaceutical companies. Currently, we have employees with significant commercial experience in marketing and sales from major pharmaceutical companies who will oversee the development of this infrastructure.

   Our marketing professionals are also focused on product candidates at earlier stages of development within ICOS. As these products advance in development, the commitment of marketing resources will increase. In this regard, the launch of Cialis will provide opportunities for our marketing professionals to develop further skills and experience prior to assuming marketing responsibilities for future product launches.

   In addition to our own marketing and sales force, we may promote our potential products in collaboration with marketing partners. We also may rely on relationships with one or more companies with established distribution systems and direct sales forces to distribute and sell our potential products, including our collaboration partners. For example, the marketing of Cialis in the United States and Europe will be managed by teams made up of employees of ICOS and Eli Lilly, our joint venture partner for this product. We are currently building a sales force that, together with Eli Lilly, will co-promote Cialis.

Human Resources

   As of June 30, 2001, we employed 416 individuals. Approximately 310 of our employees are engaged in research or development activities and the others are engaged in general and administrative positions. We consider our employee relations to be good. We have never had a work stoppage, and none of our employees are represented under a collective bargaining agreement. We believe that our future success is dependent in part on our ability to attract, integrate and retain skilled scientific, sales and marketing, and senior management personnel. Competition in our industry for these skilled workers is intense and we cannot assure you that we will be able to attract, integrate and retain these personnel.

Facilities

   We lease or own approximately 236,000 square feet of space in five buildings located in Bothell, Washington. Our leases expire between May 2002 and January 2009, with options to renew for additional four- or five-year periods. Our principal administrative offices, research laboratories and clinical production facility occupy approximately 221,000 square feet. We sublease the remaining 15,000 square feet of space under a short-term lease expiring in 2002, which provides yearly extensions through 2004. We have also entered into a five-year lease for an additional 22,000 square feet, adjacent to our existing facilities, commencing in June 2002. In addition, in December 1992, we purchased approximately 300,000 square feet of undeveloped land adjacent to our main facilities. We believe this purchase gives us the flexibility to expand in our current geographic location as and if our space needs increase in the foreseeable future. Over the next several years, we plan to lease, acquire or build additional facilities to accommodate the activities and personnel necessary to further develop our product candidates.

Legal Proceedings

   From time to time, we may become involved in litigation relating to claims arising in the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us that, if adversely determined, would have a material adverse effect on us.

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                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth information regarding our executive officers and directors as of October 30, 2001.

Name                        Age                           Position
----                        ---                           --------
Paul N. Clark.............. 54  Chairman of the Board, Chief Executive Officer and President
Gary L. Wilcox, Ph.D....... 54  Executive Vice President, Operations, Secretary and Director
Leonard M. Blum............ 40  Vice President, Sales and Marketing
W. Michael Gallatin, Ph.D.. 48  Vice President and Scientific Director
Thomas P. St. John, Ph.D... 49  Vice President, Therapeutic Development
Michael A. Stein........... 52  Vice President and Chief Financial Officer
Clifford J. Stocks......... 43  Vice President, Business Development
Frank T. Cary(1)........... 80  Director
James L. Ferguson(1)(2).... 75  Director
William H. Gates III....... 46  Director
David V. Milligan, Ph.D.(1) 61  Director
Robert W. Pangia(2)........ 49  Director
Walter B. Wriston(2)....... 82  Director

--------
(1)Member of Compensation Committee.
(2)Member of Audit Committee.

   Our certificate of incorporation, as amended, and bylaws, as amended, divide our board of directors into three classes. The members of each class of directors serve for staggered three-year terms.

   Paul N. Clark has been one of our directors, Chief Executive Officer and President since June 1999, and the Chairman of the Board since February 2000. From 1984 to December 1998, Mr. Clark worked in various capacities for Abbott Laboratories, a health care products manufacturer, retiring from Abbott Laboratories as Executive Vice President and board member after serving previously as Vice President from 1984 to 1990 and Senior Vice President from 1990 to 1998. His previous experience included senior positions with Marion Laboratories, a pharmaceutical company, and Sandoz Pharmaceuticals (now Novartis Corporation), a pharmaceutical company. Mr. Clark received his M.B.A. from Dartmouth College, Amos Tuck School, and his B.S. in finance from the University of Alabama.

   Gary L. Wilcox, Ph.D. joined us in September 1993 as Executive Vice President, Operations, and has been one of our directors since 1993. In April 1995, Dr. Wilcox was appointed our Corporate Secretary. From 1989 to 1993, Dr. Wilcox served as Vice Chairman, Executive Vice President and Director of XOMA Corporation, a biotechnology company. From 1982 to December 1989, he was the President and Chief Executive Officer of International Genetic Engineering, Inc. (known as Ingene), a biotechnology company, which he co-founded. In 1989, Ingene was acquired by XOMA Corporation. Dr. Wilcox is currently a director of London Pacific Group Limited and Pepperdine University. He received his Ph.D. and M.A. in molecular biology and biochemistry, and his B.A. in cellular and molecular biology from the University of California at Santa Barbara.

   Leonard M. Blum joined us as Vice President, Marketing, in June 2000 and was appointed our Vice President, Sales and Marketing, in January 2001. From August 1997 to June 2000, he served in various capacities for Merck Sharp & Dohme Israel, a pharmaceutical company, including Marketing Director and Business Unit Director. He joined Merck and Co. in 1987, served in several positions in the United States, and led sales and marketing teams in Germany, Israel and Switzerland. His previous experience includes service as an officer in the United States Army Special Forces and a Corporate Financial Analyst with the Investment Banking Division at Shearson Lehman American Express, a financial services company. Mr. Blum received his M.B.A. from the Stanford Graduate School of Business and his A.B. in economics from Princeton University. He was a Fulbright Scholar in international finance at the University of Zurich.

   W. Michael Gallatin, Ph.D. has been our Vice President and Scientific Director since April 1995. Dr. Gallatin joined us in 1990 as Director of the Cell Adhesion Program and became a Senior Director, Science, in July 1992. He was appointed Vice President, Biological Research, in October 1993. Prior to joining us, Dr. Gallatin was a faculty member of the Fred Hutchinson Cancer Research Center in Seattle, Washington, and an affiliate faculty member of the Department of Microbiology at the University of Washington. He received his Ph.D. in immunology from the University of Alberta and his B.S. in zoology from Truman State University (formerly Northeast Missouri State University).

   Thomas P. St. John, Ph.D. has been our Vice President, Therapeutic Development, since October 1993. Dr. St. John joined us in September 1990 as Director of the Structural Cell Biology Program and became a Senior Director, Science, in July 1992. Prior to joining us, Dr. St. John was a faculty member of the Fred Hutchinson Cancer Research Center in Seattle, Washington, and an affiliate faculty member in the Department of Medicine and Department of Genetics at the University of Washington. Dr. St. John received his Ph.D. in biochemistry from Stanford University and his B.S. in biology from California Institute of Technology.

   Michael A. Stein has been our Vice President and Chief Financial Officer since January 2001. From October 1998 to September 2000, Mr. Stein was Executive Vice President and Chief Financial Officer of Nordstrom, Inc., a fashion specialty retailer. From 1989 to 1998, Mr. Stein worked in various capacities for Marriott International, Inc., a global hospitality company, and its predecessor, Marriott Corporation, serving as Executive Vice President and Chief Financial Officer from 1993 to 1998. Prior to working with Marriott, Mr. Stein spent 18 years with Arthur Andersen LLP, where he was a partner based in the firm's Washington, D.C. office. Mr. Stein received his B.S. in business administration from the University of Maryland at College Park, Maryland.

   Clifford J. Stocks has been our Vice President, Business Development, since January 1999. Mr. Stocks joined us in February 1992 as a Business/Corporate Development Manager and became Director, Business Development, in January 1993 and Senior Director, Business Development, in January 1997. From October 1989 to September 1991, Mr. Stocks was an Associate with Booz, Allen & Hamilton, a management consulting firm. Mr. Stocks received his M.B.A. from the University of Chicago Graduate School of Business and his B.S. in biology from the University of Utah.

   Frank T. Cary has been one of our directors since January 1990. He was Chief Executive Officer and Chairman of the Board of International Business Machines Corporation, a business equipment manufacturer, from 1973 to 1980. Mr. Cary currently serves as a director of Celgene Corporation, Cygnus, Inc., Lexmark International Group, Inc., Lincare, Inc. and Vion Pharmaceuticals, Inc.

   James L. Ferguson has been one of our directors since January 1990. From 1973 to 1989, he served in various capacities at General Foods Corporation, a food manufacturing company, including Chief Executive Officer and President. Mr. Ferguson is a member of the Council on Foreign Relations, a Trustee of the Aspen Institute and a Life Trustee of Hamilton College.

   William H. Gates III has been one of our directors since July 1990. Mr. Gates is a co-founder of Microsoft Corporation, a software company, and was its Chief Executive Officer and Chairman of the Board from its incorporation in 1981 until January 2000, and he has been its Chief Software Architect and Chairman of the Board since January 2000.

   David V. Milligan, Ph.D. has been one of our directors since October 1995. From May 1998 to the present, he has served as a vice president of Bay City Capital, a San Francisco-based merchant bank. From 1979 to 1996, he served in various capacities at Abbott Laboratories, retiring as Senior Vice President and Chief Scientific Officer after previously heading both the diagnostics and the pharmaceutical research and development sectors. Dr. Milligan is currently non-executive Chairman of the Board of Caliper Technologies, Inc. and Versicor, Inc., as well as a director of Maxia Pharmaceuticals, Inc. and Reliant Pharmaceuticals LLC.

   Robert W. Pangia has been one of our directors since April 1990. Currently a private investor, Mr. Pangia served from 1987 to 1996 as Executive Vice President and Director of Investment Banking at PaineWebber Incorporated, an investment banking and securities brokerage firm. From 1986 to 1987, he was a Managing Director with Drexel Burnham Lambert, an investment banking firm. From 1977 to 1986, Mr. Pangia worked in various positions in the Corporate Financing Department at Kidder Peabody & Co., an investment banking and securities brokerage firm, including serving as Director of the Technology Finance Group. He is currently a director of IDEC Pharmaceuticals, Inc. and Network Associates, Inc.

   Walter B. Wriston has been one of our directors since January 1990. From 1967 to 1984, he served as Chief Executive Officer of Citicorp and its subsidiary Citibank, N.A., part of a national banking association, and he served as Chairman of the Board of Citicorp and Citibank, N.A. from 1970 through 1984. Mr. Wriston currently serves as a director of Cygnus, Inc. and Vion Pharmaceuticals, Inc.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information concerning the beneficial ownership of our outstanding common stock as of August 31, 2001, and as adjusted to reflect the sale of the shares of common stock in this offering for:

   . each person who is known by us to beneficially own more than 5% of our common stock;

   . each of our directors;

   . each of our executive officers named in the "Management" section; and

   . all of our directors and executive officers as a group.

   The term "beneficial ownership" includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules of the Commission also deem common stock subject to options or warrants currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or warrants, but they do not deem that stock to be outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage of ownership for each stockholder is based on 53,793,297 shares of common stock outstanding as of August 31, 2001, together with applicable options and warrants for that stockholder. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power over the number of shares listed opposite their names, subject to applicable community property laws. The information provided in the table below assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each of the individuals listed in the table below is c/o ICOS Corporation, 22021 - 20th Avenue S.E., Bothell, WA 98021.



                                                                                          Percent Beneficially Owned
                                                                    Shares      Shares    -------------------------
                                                                 Beneficially  Purchased   Before            After
Name of Beneficial Owner                                            Owned     in Offering Offering          Offering
------------------------                                         ------------ ----------- --------          --------
William H. Gates III(1).........................................  5,707,259       --        10.5%              9.5%
 c/o Michael Larson
 2365 Carillon Point
 Kirkland, WA 98033
FMR Corp. (and certain affiliates)(2)...........................  4,578,160       --         8.5               7.7
 82 Devonshire Street
 Boston, MA 02109
Paul N. Clark(3)................................................    793,288       --         1.5               1.3
Gary L. Wilcox, Ph.D.(4)........................................    565,200       --         1.0                 *
Thomas P. St. John, Ph.D.(5)....................................    280,928       --           *                 *
W. Michael Gallatin, Ph.D.(6)...................................    251,984       --           *                 *
Frank T. Cary(7)................................................    191,363       --           *                 *
Walter B. Wriston(8)............................................    157,981       --           *                 *
James L. Ferguson(9)............................................    149,433       --           *                 *
Robert W. Pangia(10)............................................    146,231       --           *                 *
David V. Milligan, Ph.D.(11)....................................     79,199       --           *                 *
Clifford J. Stocks(12)..........................................     72,189       --           *                 *
Leonard M. Blum(13).............................................     50,192       --           *                 *
Michael A. Stein(14)............................................     18,750       --           *                 *
All directors and executive officers as a group (13 persons)(15)  8,463,997       --        14.8              13.5

--------
 *  Represents less than one percent.

 (1)Includes 656,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of August 31, 2001. Also includes 25,640 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.

 (2)The information provided relating to FMR Corp. (and certain affiliates) is exclusively based on a Schedule 13F filed with the Commission on August 14, 2001. The number of shares beneficially owned by FMR Corp. (and certain affiliates) could be less than the number of shares represented in the ownership table above as beneficially owned by FMR Corp. (and certain affiliates) as FMR Corp. (and certain affiliates) has neither confirmed nor denied that the shares disclosed in the Schedule 13F are beneficially owned for purposes of the rules of the Commission.
 (3)Represents shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001. Excludes 20,125 shares purchased by Mr. Clark on the open market at $50.45 per share in September 2001.
 (4)Represents 522,800 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001 and 42,400 shares held by the Gary and Susan Wilcox Living Trust of which Mr. Wilcox is a trustee.
 (5)Includes 4,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of August 31, 2001. Also includes 234,428 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
 (6)Includes 221,784 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
 (7)Includes 8,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of August 31, 2001. Also includes 144,113 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
 (8)Includes 138,231 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
 (9)Includes 8,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of August 31, 2001. Also includes 124,898 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
(10)Represents 8,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of August 31, 2001, and 138,231 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
(11)Includes 79,099 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
(12)Includes 45,189 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
(13)Includes 49,392 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
(14)Represents shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.
(15)Includes 684,000 shares subject to issuance upon exercise of warrants that are exercisable within 60 days of August 31, 2001. Also includes 2,535,843 shares subject to issuance upon exercise of options that are exercisable within 60 days of August 31, 2001.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement between us and Credit Suisse First Boston Corporation ("CSFBC"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), SG Cowen Securities Corporation, Banc of America Securities LLC and Robertson Stephens, Inc., we have agreed to sell to the underwriters the number of shares of common stock listed opposite their names below.

                     Underwriter                   Number of Shares
                     -----------                   ----------------
            Credit Suisse First Boston Corporation    1,925,000
            Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.................    1,925,000
            SG Cowen Securities Corporation.......      550,000
            Banc of America Securities LLC........      550,000
            Robertson Stephens, Inc...............      550,000
                                                      ---------
                     Total........................    5,500,000
                                                      =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or, in certain circumstances, the offering may be terminated.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to the approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

   The underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the initial offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.70 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the commencement of this offering, the public offering price, concession and discount may be changed.

   The following table summarizes the compensation and estimated expenses we will pay.

                                                       Per Share               Total
                                                  ------------------- -----------------------
                                                   Without    With      Without      With
                                                    Over-     Over-      Over-       Over-
                                                  allotment allotment  allotment   allotment
                                                  --------- --------- ----------- -----------
Underwriting Discounts and Commissions paid by us   $2.85     $2.85   $15,675,000 $17,999,999
Expenses payable by us...........................   $0.10     $0.09   $   550,000 $   550,000

Over-Allotment Option

   We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 815,789 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus supplement. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

   We, our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of CSFBC and Merrill Lynch. Specifically, subject to the aforementioned exceptions, we and these other individuals have agreed not to directly or indirectly:

   . offer, pledge, sell or contract to sell any common stock;

   . sell any option or contract to purchase any common stock;

   . purchase any option or contract to sell any common stock;

   . grant any option, right or warrant for the sale of any common stock;

   . lend or otherwise dispose of or transfer any common stock;

   . request or demand that we file a registration statement related to the common stock; or

   . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

   This restriction will not apply to the sale by directors and officers of up to an aggregate of 150,000 shares of common stock.

   This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on The Nasdaq National Market

   Our common stock is quoted on The Nasdaq National Market under the symbol "ICOS."

Price Stabilization and Short Positions

   Until the distribution of the shares of our common stock is completed, rules of the Commission may limit the ability of the underwriters to bid for and purchase our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix, or maintain the price of our common stock.

   The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option described above to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short positions by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   Similar to other transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

   Neither we nor any of the underwriters makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Passive Market Making

   In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Posting of Prospectus Supplement

   A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus supplement in electronic format, the information on any such websites does not constitute a part of this prospectus supplement. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters making internet distributions on the same basis as other allocations. CSFBC, through its affiliate, CSFBdirect Inc., an on-line broker dealer, and Merrill Lynch may effect an on-line distribution, as selling group members.

Other Relationships

   Some of the underwriters and their affiliates engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these services.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom such purchase confirmation is received that:

   . such purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under these securities laws,

   . where required by law, that the purchaser is purchasing as principal and not as agent, and

   . the purchaser has reviewed the text above under Resale Restrictions.


Rights of Actions - Ontario Purchasers

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   We are being represented by Perkins Coie LLP, Seattle, Washington. Certain legal matters in connection with this offering will be passed on for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

   The consolidated financial statements of ICOS Corporation and subsidiary as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, the financial statements of Lilly ICOS LLC (a development stage company) as of December 31, 2000 and 1999 and for each of the years in the two-year period ended December 31, 2000, the period from October 2, 1998 (inception) through December 31, 1998 and the period from October 2, 1998 (inception) through December 31, 2000, and the financial statements of Suncos Corporation (a development stage corporation) as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 and the period from February 6, 1997 (inception) through December 31, 2000, have been incorporated by reference into this prospectus supplement and in the registration statement in reliance on the reports of KPMG LLP, independent certified public accountants, incorporated by reference into this prospectus supplement and in the registration statement, and upon the authority of that firm as experts in accounting and auditing.

   The report of KPMG LLP covering the December 31, 2000 consolidated financial statements of ICOS Corporation refers to a change in the method of accounting for nonrefundable technology license fees and milestone payments in 2000.

   The report of KPMG LLP covering the December 31, 2000 financial statements of Suncos Corporation contains an explanatory paragraph that states that Suncos Corporation has experienced recurring losses from operations and has a deficit accumulated during the development stage, which raises substantial doubt about its ability to continue as a going concern. The Suncos Corporation financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                     INFORMATION INCORPORATED BY REFERENCE

   The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and the information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our offering of the securities:

   . our annual report on Form 10-K for the year ended December 31, 2000;

   . our quarterly reports on Form 10-Q for the quarterly periods ended March
     31, 2001 and June 30, 2001;

   . our current reports on Form 8-K as filed with the Commission on November
     1, 2001 and November 7, 2001; and

   . our definitive proxy statement on Schedule 14A, as filed with the Commission on March 30, 2001 in connection with our 2001 annual meeting.

   Documents incorporated by reference, excluding exhibits, are available from us without charge. You may obtain documents incorporated by reference by requesting them in writing from ICOS Corporation, 22021-20th Avenue S.E., Bothell, Washington 98021, Attention: Investor Relations Department, or by calling (425) 485-1900.

PROSPECTUS

                                  [LOGO] ICOS

                               -----------------

                                 Common Stock

                                Debt Securities

                          Convertible Debt Securities

                               -----------------

   ICOS Corporation may offer common stock, debt securities or convertible debt securities from time to time. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement. The securities offered by this prospectus will have an aggregate public offering price of up to $300,000,000.

   You should read this prospectus and any prospectus supplement carefully before you invest. We may not use this prospectus to sell securities unless it includes a prospectus supplement.

                               -----------------

   Our common stock is traded on the Nasdaq National Market under the symbol ICOS. On July 11, 2001, the closing sale price of our common stock as quoted on the Nasdaq National Market was $58.06 per share.

                               -----------------

  Investing in our securities involves a high degree of risk. See the section entitled "Important Factors Regarding Forward-Looking Statements" that appears in our Annual Report on Form 10-K for the year ended December 31, 2000, as well as the section entitled "Risk Factors" that appears in the prospectus supplement accompanying this prospectus.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is July 13, 2001.

                               TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
About This Prospectus..............................................................   1
Special Note Regarding Forward-Looking Statements..................................   1
Where You Can Find More Information................................................   2
Information Incorporated by Reference..............................................   2
ICOS Corporation...................................................................   3
Use of Proceeds....................................................................   3
Description of Capital Stock.......................................................   3
Description of Debt Securities.....................................................   6
Description of Convertible Debt Securities.........................................  13
Plan of Distribution...............................................................  22
ERISA Considerations...............................................................  23
Disclosure of Commission Position on Indemnification for Securities Act Liabilities  24
Legal Matters......................................................................  26
Experts............................................................................  26

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell the common stock, debt securities or convertible debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below.

   This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under "Where You Can Find More Information."

   You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the Commission and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Our disclosure and analysis in this prospectus, in any prospectus supplement and in the documents incorporated by reference contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative of those terms or comparable terminology. Forward-looking statements provide our current expectations or forecasts of future events. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of prospective products, sales efforts, expected performance of third-party manufacturers, expected completion dates for new manufacturing and other facilities, expected progress in clinical trials, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this prospectus, in any prospectus supplement, in the documents incorporated herein by reference and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially.

   We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The section entitled "Important Factors Regarding Forward-Looking Statements" that appears in our Annual Report on Form 10-K for the year ended December 31, 2000, as well as the section entitled "Risk Factors" that appears in the prospectus supplement accompanying this prospectus describe some, but not all, of the factors that could cause our actual results to differ materially from expected and historical results.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the Securities and Exchange Commission. These documents may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of these reports and other information may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You can get further information about the Commission's Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a Web site at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the Commission.

   This prospectus is part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a fuller understanding of this offering, you should refer to the complete registration statement on Form S-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

                     INFORMATION INCORPORATED BY REFERENCE

   The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our offering of the securities:

   . our annual report on Form 10-K for the year ended December 31, 2000;

   . our quarterly report on Form 10-Q for the quarterly period ended March 31, 2001; and

   . our definitive proxy statement on Schedule 14A, as filed with the Commission on March 30, 2001 in connection with our 2001 annual meeting.

   Documents incorporated by reference, excluding exhibits, are available from us without charge. You may obtain documents incorporated by reference by requesting them in writing from ICOS Corporation, 22021- 20th Avenue S.E., Bothell, Washington 98021, Attention: Investor Relations Department, or by calling (425) 485-1900.

                               ICOS CORPORATION

   ICOS is a product-driven company that has expertise in both protein-based and small molecule therapeutics. We combine our capabilities in molecular, cellular and structural biology, high throughput drug screening, medicinal chemistry and genomics to develop highly innovative products with significant commercial potential. We apply our integrated approach to specific target areas where we have expertise. We believe this strategy increases our chances of successfully developing commercial products.

   We were incorporated in Delaware in September 1989. References in this prospectus to "ICOS," "we," "our" and "us" refer to ICOS Corporation and our wholly owned subsidiaries. Our principal executive offices are located at 22021-20th Avenue S.E., Bothell, Washington 98021, and our telephone number is
(425) 485-1900. Our Internet address is www.icos.com. Information contained on our Web site does not constitute a part of this prospectus.

                                USE OF PROCEEDS

   Unless otherwise indicated in the accompanying prospectus supplement, we expect to use the net proceeds from the sale of the offered securities to fund research and clinical development, to fund commercialization of our potential products and for general corporate purposes. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                         DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue 100,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

   As of June 15, 2001, there were 53,286,927 shares of common stock outstanding, held of record by 2,364 stockholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Our Restated Certificate of Incorporation does not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. In the event of liquidation, dissolution or winding up of ICOS, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are, and the shares of common stock to be sold in this offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

   The Board of Directors has authority to issue 2,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. Accordingly, preferred stock could be issued with terms that could delay or prevent a change of control of ICOS or make removal of management more difficult. We have no shares of preferred stock outstanding and no present plans to issue any shares of preferred stock.

Warrants

   In connection with the formation of ICOS Clinical Partners, L.P., a research and development partnership, we issued Series A Warrants and Series B Warrants to purchase shares of common stock. As of June 15, 2001, there were outstanding Series A Warrants to purchase an aggregate of 2,217,600 shares of common stock at any time prior to May 31, 2002 at a weighted average exercise price of $9.46 per share, and outstanding Series B Warrants to purchase an aggregate of 7,472,600 shares of common stock at any time prior to June 30, 2004 at an exercise price of $52.49 per share. The exercise price and the number of shares of common stock issuable upon exercise of each warrant will be appropriately adjusted in the event of stock splits, stock dividends, stock combinations or rights offerings involving the common stock. In the event of any reclassification or capital reorganization, or any consolidation or merger of ICOS with or into another person, or any sale, lease or transfer to another person of all or substantially all the assets of ICOS, the holder of each outstanding warrant will have the right, upon subsequent exercise of such warrant, to purchase the kind and amount of shares of stock or other securities and property receivable upon such reclassification, capital reorganization, consolidation, merger, sale, lease or transfer that would have been received upon exercise of such warrant immediately prior thereto. The warrants do not confer upon the holder any voting or preemptive rights, or any other rights as a stockholder of ICOS.

Registration Rights

   The holders of the Series A Warrants and Series B Warrants have certain registration rights with respect to the shares of common stock issuable upon exercise of these warrants. In addition, pursuant to an agreement between ICOS and the limited partners of ICOS Clinical Partners, L.P., the limited partners have certain registration rights with respect to shares of common stock that they may receive from ICOS if ICOS elects to purchase their partnership interests.

Antitakeover Effects of Charter Documents, Delaware Law and Washington Law

   Provisions of our Restated Certificate of Incorporation, our Restated Bylaws, Delaware law and Washington law may be deemed to have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

   Preferred Stock. As noted above, our Board of Directors, without stockholder approval, has the authority under our Restated Certificate of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of ICOS or make removal of management more difficult.

   Election and Removal of Directors. Our Board of Directors is divided into three classes, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of stockholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. This classification of the Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors. Our Restated Certificate of Incorporation authorizes only the Board of Directors to fill vacancies, including newly created directorships. In addition, our Restated Certificate of Incorporation and our Restated Bylaws provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of voting stock. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the Board of Directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of ICOS and may maintain the incumbency of the Board of Directors.

   Stockholder Meetings. Under our Restated Bylaws, our stockholders may call a special meeting only upon the request of holders of at least 20% of the outstanding shares. In addition, the Board of Directors, the Chairman of the Board and the President may call special meetings of stockholders.

   Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

   . before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

   . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and employee stock plans; or

   . on or after the consummation date, the business combination is approved by the board of directors of the corporation and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation's voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

   Washington Law. The laws of Washington state, where our principal executive offices are located, impose restrictions on transactions between foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in significant business transactions with an acquiring person. An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless a majority of the members of the target corporation's board of directors approves the transaction before the acquisition. Prohibited transactions include:

   . a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

   . termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; and

   . allowing the acquiring person to receive any disproportionate benefit as a stockholder.

   After the five-year period, a significant business transaction may take place so long as it complies with the fair price provisions of the statute or is approved at an annual or special meeting of stockholders. A target corporation includes a foreign corporation if:

   . the corporation has a class of voting stock registered under Section 12 or 15 of the Securities Exchange Act of 1934, as amended;

   . the corporation's principal executive offices are located in Washington;

   . any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares of record are owned by Washington residents or (c) 1,000 or more of its stockholders of record are Washington residents;

   . a majority of the corporation's employees are Washington residents or the corporation employs more than 1,000 Washington residents; and

   . a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50 million of tangible assets located in Washington.

   A corporation may not opt out of this statute. If we continue to meet the definition of a target corporation, Chapter 23B.19 of the Washington Business Corporation Act may have the effect of delaying, deferring or preventing a change of control of ICOS.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Mellon Investor Services, LLC. Its address is 520 Pike Street, Seattle, Washington 98101, and its telephone number at this location is (206) 674-3030.

                        DESCRIPTION OF DEBT SECURITIES

   The following briefly summarizes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture among ICOS and a trustee. The form of indenture, which includes the form of debt securities, has been filed with the Commission as an exhibit to the registration statement of which this prospectus is a part.

   The prospectus supplements will describe the particular terms and provisions of any series of debt securities. Therefore, you should rely on the information in the applicable prospectus supplement, in particular if the information in the prospectus supplement is different from the information provided below. Where any provision in any prospectus supplement is inconsistent with any provision in this summary, the prospectus supplement will control.

General

   The indenture does not limit the aggregate principal amount of debt securities that may be issued under the indenture. We may issue debt securities from time to time in one or more series. Unless otherwise specified in the applicable prospectus supplement, the debt securities will be unsecured obligations of ours and will rank equally with our other unsecured and unsubordinated indebtedness.

   You should refer to the prospectus supplement that accompanies this prospectus for a description of the specific series of debt securities we are offering by that prospectus supplement. The terms may include:

   . the title of the debt securities and the series in which the debt securities will be included;

   . the authorized denominations and aggregate principal amount of the debt securities;

   . the date or dates on which the debt securities will mature or the method for determining those dates;

   . the rate or rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if there is any interest, and if such rate is variable, the manner of calculation of interest and the date from which interest will accrue or the method for determining such date or dates;

   . the place or places where the principal of and any premium and interest on the debt securities will be payable;

   . the dates on which the interest will be payable and the corresponding record dates;

   . the period or periods within which, the price or prices at which, and the terms and conditions on which, the debt securities may be redeemed, in whole or in part, at the option of ICOS;

   . any mandatory or optional sinking fund or purchase fund or analogous provisions;

   . the terms and conditions of any redemption of the debt securities and any redemption price;

   . the denominations in which the debt securities are authorized to be issued;

   . the portion of the principal amount of the debt securities payable upon declaration of the acceleration of the maturity of the debt securities and any method by which that portion will be payable;

   . the person to whom any interest on any debt security shall be payable if other than the person in whose name the debt security is registered on the applicable record date;

   . any additional events of default or covenants applicable to the debt securities;

   . if applicable, provisions related to the issuance of debt securities in book-entry form; and

   . any other special terms pertaining to the debt securities.

   Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

   Unless otherwise specified in the applicable prospectus supplement, we will issue the debt securities in fully registered form without coupons. If we issue debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those debt securities and to payment on and transfer and exchange of those debt securities.

   The debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to those debt securities.

Payment, Registration, Transfer and Exchange

   Subject to any applicable laws or regulations, we will make payments on the debt securities at a designated office or agency, unless the applicable prospectus supplement sets forth otherwise. At our option, however, we may also make interest payments on the debt securities in registered form:

   . by checks mailed by the trustee to the holders of debt securities entitled to interest payments at their registered addresses, or

   . by wire transfer to an account maintained by the person entitled to interest payments as specified in the debt register.

   Unless the applicable prospectus supplement indicates otherwise, we will pay any installment of interest on debt securities in registered form to the person in whose name the debt security is registered at the close of business on the regular record date for that installment of interest.

   Unless the applicable prospectus supplement sets forth otherwise, debt securities issued in registered form will be transferable or exchangeable at the agency we may designate from time to time. Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange.

Book-Entry Procedures

   The applicable prospectus supplement for each series of debt securities will state whether those debt securities will be subject to the following provisions.

   Unless debt securities in physical form are issued, the debt securities will be represented by one or more fully registered global certificates, in denominations of $1,000 or any integral multiple of $1,000. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company (DTC), and registered in its name or in the name of Cede & Co., its nominee. No holder of debt securities initially issued as a global certificate will be entitled to receive a certificate in physical form, except as set forth below.

   DTC has advised that:

   . DTC is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act.

   . DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book entries, thereby eliminating the need for physical movement of certificates.

   . DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations.

   . Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

   Holders that are not DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the debt securities may do so only through DTC participants. In addition, holders of the debt securities will receive all distributions of principal and interest from the trustee through DTC participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of debt securities among DTC participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the debt securities. Under the book-entry system, holders of debt securities may experience some delay in receipt of payments, since the trustee will forward such payments to Cede & Co., as nominee for DTC, and DTC, in turn, will forward the payments to the appropriate DTC participants.

   DTC participants will be responsible for distributions to holders of debt securities, which distributions will be made in accordance with customary industry practices. Although holders of debt securities will not have possession of the debt securities, the rules of DTC provide a mechanism by which those holders will receive payments and will be able to transfer their interests. Although the DTC participants are expected to convey the rights represented by their interests in any global security to the related holders, because DTC can only act on behalf of DTC participants, the ability of holders of debt securities to pledge the debt securities to persons or entities that are not DTC participants or to otherwise act with respect to the debt securities may be limited due to the lack of physical certificates for the debt securities.

   Neither ICOS nor the trustee under the indenture nor any agent of any of them will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the debt securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only "holder of debt securities," for purposes of the indenture, will be Cede & Co., as nominee of DTC, the trustee will not recognize holders of debt securities as "holders of debt securities," and holders of debt securities will be permitted to exercise the rights of holders only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a holder of debt securities under the indentures only at the direction of one or more DTC participants to whose accounts with DTC the related debt securities are credited.

   All payments we make to the trustee will be in immediately available funds and will be passed through to DTC in immediately available funds.

   Physical certificates will be issued to holders of a global security, or their nominees, if:

   . DTC advises the trustee in writing that DTC is no longer willing, able or eligible to discharge properly its responsibilities as depository and we are unable to locate a qualified successor, or

   . we decide in our sole discretion to terminate the book-entry system through DTC.

   In such event, the trustee under the indenture will notify all holders of debt securities through DTC participants of the availability of such physical debt securities. Upon surrender by DTC of the definitive global note representing the debt securities and receipt of instructions for reregistration, the trustee will reissue the debt securities in physical form to holders or their nominees.

   Debt securities in physical form will be freely transferable and exchangeable at the office of the trustee upon compliance with the requirements set forth in the indenture.

   No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required.

Consolidation, Merger or Sale by ICOS

   The indenture provides that we may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, if:

   . in the case of a merger or consolidation, we are the surviving corporation;

   . in the case of either a merger or consolidation where we are not the surviving corporation, or a sale, conveyance or other disposition of all or substantially all of our assets to another person:

     - the resulting, successor or acquiring person is a corporation organized and existing under the laws of the United States or any state thereof; and

     - that corporation expressly assumes by supplemental indenture all our obligations under the debt securities, any related coupons and the indentures;

   . immediately after giving effect to the merger or consolidation, or the sale, conveyance, transfer, lease or other disposition, no default or event of default under the indenture will have occurred and be continuing; and

   . certain other conditions are met.

   If a successor corporation assumes our obligations, then that successor corporation will succeed to and be substituted for us under the indenture and under the debt securities and any related coupons, and all our obligations will terminate.

Events of Default, Notice and Certain Rights on Default

   Events of default under the indenture for a series of debt securities are defined as:

   . default for 90 days in payment of any interest on any debt security of that series or any related coupon or any additional amount payable for the debt securities of that series as specified in the applicable prospectus supplement when due;

   . default for ten days in payment of principal or premium, if any, on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when due;

   . default for 60 days after notice to us by the trustee, or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of that series, in the performance of any other agreement applicable to the debt securities of that series, in the indenture or in any supplemental indenture under which the debt securities of that series may have been issued;

   . default resulting in acceleration of other of our indebtedness for borrowed money if:

     - the aggregate principal amount of indebtedness that is accelerated exceeds $50 million;

     - the acceleration is not rescinded or annulled within ten days after written notice of the acceleration is given to us by the trustee, or to us and the trustee by holders of 25% or more in aggregate principal amount of the outstanding debt securities of that series; and

     - the default that resulted in the acceleration of the other indebtedness is not cured or waived; and

   . certain events of bankruptcy, insolvency or reorganization.

   If an event of default specified in the indenture for the debt securities of any series occurs and is continuing, either the trustee for that series or the holders of 25% or more in aggregate principal amount of the outstanding debt securities of that series, by written notice to us, may:

   . declare the principal of all the debt securities of that series to be due and payable, or

   . in the case of original issue discount debt securities or indexed debt securities, declare the portion of the principal amount specified in the applicable prospectus supplement to be due and payable.

   If the holders of debt securities of a series give notice of the declaration of acceleration to us, then they are also required to give notice to the trustee for that series.

   The trustee for any series of debt securities is required to give notice to the holders of the debt securities of that series of all uncured defaults within 90 days after the occurrence of a default known to it on debt securities of that series. However, that notice will not be given until 60 days after the occurrence of a default on debt securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest, if any, or make a mandatory sinking fund payment. In addition, the trustee may withhold that notice if and so long as a committee of its responsible officers in good faith determines that withholding that notice is in the interest of the holders of the debt securities of that series, except in the case of a default in payment on the debt securities of that series. Default means any event that is, or, after notice or passage of time or both, would be, an event of default.

   The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to those trustee indemnification provisions, the holders of not less than a majority in aggregate principal amount of the debt securities of each series affected (with each series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for that series, or exercising any trust or power conferred on the trustee.

   We will file annually with the trustee a certificate as to our compliance with all conditions and covenants of the indenture.

   The holders of at least a majority in aggregate principal amount of any series of debt securities, by notice to the trustee for that series, may waive, on behalf of the holders of all debt securities of that series, any past default or event of default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series. However, a default or event of default in the payment of the principal of, or premium or interest on, any debt security and certain other defaults may not be waived.

Modification of the Indentures

   We, as well as the trustee for a series of debt securities, may enter into one or more supplemental indentures, without the consent of the holders of any of the debt securities, in order to:

   . evidence the succession of another corporation to ICOS and the assumption of our covenants by a successor;

   . add to our covenants or surrender any of our rights or powers;

   . add additional events of default for any series;

   . add, change or eliminate any provision affecting debt securities that are not yet issued;

   . secure the debt securities;

   . establish the form or terms of debt securities not yet issued;

   . evidence and provide for successor trustees;

   . permit payment in respect of debt securities in bearer form in the United
     States, if allowed without penalty under applicable laws and regulations;

   . correct or supplement any inconsistent provisions or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of debt securities of any series issued under the indenture in any material respect; or

   . cure any ambiguity or correct any mistake.

   In addition, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the supplemental indenture, ICOS and the trustee may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of debt securities of that series. However, no such supplemental indenture may, without the consent of the holder of each debt security that is affected:

   . change the time for payment of principal or interest on any debt security;

   . reduce the principal of, or any installment of principal of, or interest on, any debt security;

   . reduce the amount of premium, if any, payable upon the redemption of any debt security;

   . reduce the amount of principal payable upon acceleration of the maturity of an original issue discount debt security;

   . impair the right to institute suit for the enforcement of any payment on or for any debt security;

   . reduce the percentage in principal amount of the outstanding debt securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

   . change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

   . modify the provisions relating to waiver of some defaults or any of the foregoing provisions; or

   . change the currency of payment.

   Any supplemental indenture will be filed with the Commission as an exhibit to:

   . a post-effective amendment to the registration statement of which this prospectus is a part;

   . an annual report on Form 10-K;

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

   . a quarterly report on Form 10-Q; or

   . a current report on Form 8-K.

Defeasance and Covenant Defeasance

   When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee sufficient cash or government obligations to pay the principal, interest, any premium and any mandatory sinking fund or analogous payments due to the stated or a redemption date of the debt securities of a particular series, then at our option:

   . we will be discharged from our obligations for the debt securities of that series, which is referred to as "defeasance," or

   . we will no longer be under any obligation to comply with certain covenants under the indenture, and some events of default will no longer apply to us, which is referred to as "covenant defeasance."

   If this happens, the holders of the debt securities of the affected series will no longer be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Those holders may look only to the deposited funds or obligations for payment.

   Unless otherwise specified in the applicable prospectus supplement and except as described below, the conditions to both defeasance and covenant defeasance are as follows:

   . it must not result in a breach or violation of, or constitute a default or event of default under, the indenture, or result in a breach or violation of, or constitute a default under, any other of our material agreements or instruments;

   . certain bankruptcy-related defaults or events of default with respect to us must not be occurring during the period commencing on the date of the deposit of the trust funds to defease the debt securities and ending on the 91st day after that date;

   . we must deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities:

     - will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and

     - will be subject to federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if the covenant defeasance had not occurred;

   . we must deliver to the trustee an officer's certificate and an opinion of counsel addressing compliance with the conditions of the defeasance or covenant defeasance; and

   . we must comply with any other conditions to the defeasance or covenant defeasance that the indenture may impose on us.

   The indenture requires that a nationally recognized firm of independent public accountants deliver to the trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of the debt securities.

   If indicated in the prospectus supplement, in addition to obligations of the United States or an agency or instrumentality of the United States, government obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency in which debt securities of such series are payable. In the event that government obligations deposited with the trustee for the defeasance of such debt securities decrease in value or default subsequent to their being deposited, we will have no further obligation, and the holders of the debt securities will have no additional recourse against us, for any decrease in value or default.

   We may exercise our defeasance option for the debt securities even if we have already exercised our covenant defeasance option. If we exercise our defeasance option, payment of the debt securities may not be accelerated because of default or an event of default. If we exercise our covenant defeasance option, payment of the debt securities may not be accelerated because of default or an event of default with respect to the covenants to which the covenant defeasance is applicable. However, if acceleration occurs, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities, because the required deposit in the defeasance trust is based on scheduled cash flow rather than market value, which will vary depending on interest rates and other factors.

                  DESCRIPTION OF CONVERTIBLE DEBT SECURITIES

   The following briefly summarizes certain general terms and provisions of the convertible debt securities. The convertible debt securities offered pursuant to this prospectus will be unsecured obligations and will be either senior or subordinated debt. Convertible senior debt will be issued under a convertible senior debt indenture. Convertible subordinated debt will be issued under a convertible subordinated debt indenture. The form of convertible debt indenture, which includes the form of convertible debt securities, has been filed with the Commission as an exhibit to the registration statement of which this prospectus is a part.

   Where we make no distinction between convertible senior debt securities and convertible subordinated debt securities or between the convertible senior debt indenture and the convertible subordinated debt indenture, those summaries refer to any debt securities and either indenture. The prospectus supplements will describe the particular terms and provisions of any series of convertible debt securities. Therefore, you should rely on the information in the applicable prospectus supplement, especially when the information in the prospectus supplement is different from the information provided below. The provision of the prospectus supplement will control to the extent that any provision in any prospectus supplement is inconsistent with any provision in this summary.

   Because the following description is a summary, it does not describe every aspect of the convertible debt securities, and is qualified in its entirety by the detailed information appearing in the relevant prospectus supplements.

General

   The indenture does not limit the aggregate principal amount of convertible debt securities that may be issued under the indenture. We may issue convertible debt securities from time to time in one or more series under the indenture. The convertible senior debt securities will be unsecured and unsubordinated obligations of ours and will rank equally with our other unsecured and unsubordinated indebtedness. The convertible subordinated debt securities will be unsecured obligations of ours and, as set forth below under "Convertible Subordinated Debt Securities," will be subordinated in right of payment to all of our senior indebtedness.

   You should refer to the prospectus supplement which accompanies this prospectus for a description of the specific series of convertible debt securities we are offering by that prospectus supplement. The terms may include:

   . the specific designation of the convertible debt securities, including whether they are senior debt securities or subordinated debt securities;

   . the aggregate principal amount of the convertible debt securities;

   . the maturity date or dates of the principal of the convertible debt securities or the method of determining the maturity date or dates;

   . the rate or rates, which may be fixed or variable, at which the convertible debt securities will bear interest, if there is any interest, or the method of calculating the interest rate or rates;

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

   . the date or dates that interest will accrue or the method of determining that date or dates;

   . the date or dates that interest will be payable and the record date or dates for the interest payment date or dates;

   . the place or places where principal of or premium, if there is a premium, and interest on the convertible debt securities will be payable;

   . if we may redeem, at our option, the convertible debt securities in whole or in part,

     - the period or periods for the redemption,

     - the price or prices for the redemption, and

     - the terms and conditions for the redemption;

   . if we are obligated to redeem or purchase the convertible debt securities in whole or in part, pursuant to any sinking fund or similar provisions, upon the happening of specified events or at the option of a holder of the convertible debt securities,

     - the period or periods for the redemption,

     - the price or prices for the redemption, and

     - the terms and conditions for the redemption;

   . the denominations of the convertible debt securities that we are authorized to issue;

   . the terms and conditions upon which conversion will be effected, including:

     - the conversion price,

     - the conversion period, and

     - other conversion provisions;

   . if other than the principal amount, the portion of the principal amount of the convertible debt securities that will be payable upon declaration of the acceleration of the maturity, or the method by which that portion will be determined;

   . the person to whom any interest on any convertible debt security will be payable, if other than the person in whose name that convertible debt security is registered on the applicable record date;

   . any addition to, or modification or deletion of, any event of default or any covenant of ours specified in the applicable indenture;

   . the application of the means of covenant defeasance specified for the convertible debt securities;

   . whether the convertible debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global security or securities;

   . any addition to, or modification or deletion of, any provision of the indenture related to the subordination of the convertible debt securities; and

   . any other special terms of the convertible debt securities.

   Unless the applicable prospectus supplement specifies otherwise, the convertible debt securities will not be listed on any securities exchange.

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

   Unless the applicable prospectus supplement specifies otherwise, we will issue the convertible debt securities in fully registered form without coupons. If we issue convertible debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those convertible debt securities and to payment on and transfer and exchange of those convertible debt securities. Convertible debt securities issued in bearer form will be transferable by delivery.

   The convertible debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to those convertible debt securities.

Payment, Registration, Transfer and Exchange

   Subject to any applicable laws or regulations, we will make payments on the convertible debt securities at a designated office or agency, unless the applicable prospectus supplement sets forth otherwise. At our option, however, we may make interest payments on the convertible debt securities in registered form:

   . by checks mailed by the applicable trustee to the holders of convertible debt securities entitled to interest payments at their registered addresses or

   . by wire transfer to an account maintained by the person entitled to interest payments as specified in the debt register.

   Unless the applicable prospectus supplement indicates otherwise, we will pay any installment of interest on convertible debt securities in registered form to the person in whose name the convertible debt security is registered at the close of business on the regular record date for that installment of interest.

   Unless the applicable prospectus supplement sets forth otherwise, convertible debt securities issued in registered form will be transferable or exchangeable at the agency we may designate from time to time. Convertible debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange.

Conversion Rights

   An applicable prospectus supplement will set forth the terms on which the convertible debt securities of any series are convertible into common stock. Those terms will address whether conversion is mandatory, at the option of the holder or at our option. The terms may also provide that the number of shares of our common stock to be received by the holders of the convertible debt securities will be calculated according to the market price of our common stock as of a time stated in the prospectus supplement.

Convertible Subordinated Debt Securities

   For any convertible subordinated debt securities, the following provisions will apply.

   Before we pay the principal of, and premium and interest on, the convertible subordinated debt securities, we must be current and not in default on payment in full of all of our senior indebtedness. Senior indebtedness includes all of our indebtedness unless the indebtedness, by its terms, is subordinate in right of payment to or equal with the convertible subordinated debt securities. Indebtedness means the principal of, premium, if any, and any accrued and unpaid interest (including post-petition interest, whether or not allowable as a claim in bankruptcy) on:

   . indebtedness for money borrowed;

   . indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness;

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

   . obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; and

   . obligations under capitalized leases and equipment leases.

   Indebtedness does not include amounts owed to trade creditors in the ordinary course of business.

   We may not pay the principal of, premium, if any, or interest on the convertible subordinated debt securities if:

   . any of our senior indebtedness is not paid when due (following the expiration of any applicable grace period); or

   . any other default on our senior indebtedness occurs and the maturity of any senior indebtedness is accelerated in accordance with its terms;

unless, in either case:

   . the failure to pay or the acceleration relates to senior indebtedness in an aggregate amount equal to or less than $50 million;

   . the default has been cured or waived or has ceased to exist;

   . the acceleration has been rescinded; or

   . the senior indebtedness has been paid in full.

   A failure to make any payment on the convertible subordinated debt securities as a result of the foregoing provisions will not limit the right of the holders of the convertible subordinated debt securities to accelerate the maturity as a result of the payment default.

   If any distribution of our assets is made upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to ICOS, the holders of senior indebtedness will be entitled to receive payment in full before the holders of the convertible subordinated debt securities are entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who hold senior indebtedness or other unsubordinated indebtedness may recover a greater percentage of the debt owed to them than the holders of the convertible subordinated debt securities.

Book-Entry Procedures

   The applicable prospectus supplement for each series of convertible debt securities will state whether those convertible debt securities will be subject to the following provisions.

   Unless convertible debt securities in physical form are issued, the convertible debt securities will be represented by one or more fully registered global certificates, in denominations of $1,000 or any integral multiple of $1,000. Each global certificate will be deposited with, or on behalf of, DTC, and registered in its name or in the name of Cede & Co., its nominee. No holder of convertible debt securities initially issued as a global certificate will be entitled to receive a certificate in physical form, except as set forth below.

   DTC has advised us that:

   . DTC is:

     - a limited purpose trust company organized under the laws of the State of New York,

     - a member of the Federal Reserve System,

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

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

     - a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act.

   . DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book entries, thereby eliminating the need for physical movement of certificates.

   . DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations.

   . Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

   Holders that are not DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the convertible debt securities may do so only through DTC participants. In addition, holders of the convertible debt securities will receive all distributions of principal and interest from the trustee through DTC participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of convertible debt securities among DTC participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the convertible debt securities. Under the book-entry system, holders of convertible debt securities may experience some delay in receipt of payments, since the trustee will forward such payments to Cede & Co., as nominee for DTC, and DTC, in turn, will forward the payments to the appropriate DTC participants.

   DTC participants will be responsible for distributions to holders of convertible debt securities, which distributions will be made in accordance with customary industry practices. Although holders of convertible debt securities will not have possession of the convertible debt securities, DTC rules provide a mechanism by which those holders will receive payments and be able to transfer their interests. DTC participants are expected to convey the rights represented by their interests in any global security to the related holders, but DTC can act only on behalf of DTC participants. Consequently, the ability of holders of convertible debt securities to pledge the convertible debt securities to persons or entities that are not DTC participants or to otherwise act with respect to the convertible debt securities may be limited due to the lack of physical certificates for the convertible debt securities.

   Neither ICOS nor the trustees under the indenture nor any respective agent will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the convertible debt securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only "holder of convertible debt securities," for purposes of the indenture, will be Cede & Co., as nominee of DTC, the trustee will not recognize holders of convertible debt securities as "holders of convertible debt securities," and holders of convertible debt securities will be permitted to exercise the rights of holders only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a holder of convertible debt securities under the indenture only at the direction of one or more DTC participants to whose accounts with DTC the related convertible debt securities are credited.

   All payments we make to the trustees will be in immediately available funds and will be passed through to DTC in immediately available funds.

   We will issue physical certificates to holders of beneficial interests in a global certificate, or their nominees, if:

   . DTC advises the trustee in writing that it is no longer willing, able or eligible to discharge properly its responsibilities as depository and we are unable to locate a qualified successor or

   . we decide in our sole discretion to terminate the book-entry system through DTC.

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

   In such event, the trustee under the applicable indenture will notify all holders of convertible debt securities through DTC participants of the availability of such physical convertible debt securities. Upon surrender by DTC of the definitive global note representing the convertible debt securities and receipt of instructions for reregistration, the trustee will reissue the convertible debt securities in physical form to holders or their nominees.

   Convertible debt securities in physical form will be freely transferable and exchangeable at the office of the applicable trustee upon compliance with the requirements set forth in the applicable indenture.

   No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required.

Consolidation, Merger or Sale by ICOS

   The indenture provides that we may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, if:

   . in the case of a merger or consolidation, we are the surviving corporation;

   . in the case of either a merger or consolidation where we are not the surviving corporation, or a sale, conveyance or other disposition of all or substantially all of our assets to another person:

     - the resulting successor or acquiring person is a corporation organized and existing under the laws of the United States or any state thereof; and

     - that corporation expressly assumes by supplemental indenture all our obligations under the convertible debt securities, any related coupons and the indentures;

   . immediately after giving effect to the merger or consolidation, or the sale, conveyance, transfer, lease or other disposition, no default or event of default under the indenture will have occurred and be continuing; and

   . certain other conditions are met.

   If a successor corporation assumes our obligations, then that successor corporation will succeed to and be substituted for us under the indentures and under the convertible debt securities and any related coupons, and all our obligations will terminate.

Events of Default, Notice and Certain Rights on Default

   Events of default under the indenture for a series of convertible debt securities are defined as:

   . default for 90 days in payment of any interest on any convertible debt security of that series or any related coupon or any additional amount payable for the convertible debt securities of that series as specified in the applicable prospectus supplement when due;

   . default for ten days in payment of principal or premium, if any, on redemption or otherwise, or in the making of a mandatory sinking fund payment of any convertible debt securities of that series when due;

   . default for 60 days after notice to us by the trustee, or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding convertible debt securities of that series, in the performance of any other agreement applicable to the convertible debt securities of that series, in the indenture or in any supplemental indenture under which the convertible debt securities of that series may have been issued;

   . default resulting in acceleration of other of our indebtedness for borrowed money if:

     - the aggregate principal amount of indebtedness that is accelerated exceeds $50 million;

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

     - the acceleration is not rescinded or annulled within ten days after written notice of the acceleration is given to us by the trustee, or to us and the trustee by holders of 25% or more in aggregate principal amount of the outstanding convertible debt securities of that series; and

     - the default that resulted in the acceleration of the other indebtedness is not cured or waived; and

   . certain events of bankruptcy, insolvency or reorganization.

   If an event of default specified in the indenture for the convertible debt securities of any series occurs and is continuing, either the trustee for that series or the holders of 25% or more in aggregate principal amount of the outstanding convertible debt securities of that series, by written notice to us, may

   . declare the principal of all the convertible debt securities of that series to be due and payable, or

   . in the case of original issue discount convertible debt securities or indexed convertible debt securities, declare the portion of the principal amount specified in the applicable prospectus supplement to be due and payable.

   If the holders of convertible debt securities of a series give notice of the declaration of acceleration to us, then they are also required to give notice to the trustee for that series.

   The trustee for any series of convertible debt securities is required to give notice to the holders of the convertible debt securities of that series of all uncured defaults within 90 days after the occurrence of a default known to it on convertible debt securities of that series. However, that notice will not be given until 60 days after the occurrence of a default on convertible debt securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest, if any, or make a mandatory sinking fund payment. In addition, the trustee may withhold that notice if and so long as a committee of its responsible officers in good faith determines that withholding that notice is in the interest of the holders of the convertible debt securities of that series, except in the case of a default in payment on the convertible debt securities of that series. Default means any event that is, or, after notice or passage of time or both, would be, an event of default.

   The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of convertible debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to those trustee indemnification provisions, the holders of not less than a majority in aggregate principal amount of the convertible debt securities of each series affected (with each series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for that series, or exercising any trust or power conferred on the trustee.

   We will file annually with the trustees a certificate as to our compliance with all conditions and covenants of the indenture.

   The holders of at least a majority in aggregate principal amount of any series of convertible debt securities, by notice to the trustee for that series, may waive, on behalf of the holders of all convertible debt securities of that series, any past default or event of default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series. However, a default or event of default in the payment of the principal of, or premium or interest on, any convertible debt security and certain other defaults may not be waived.

Modification of the Indentures

   We, as well as the trustee for a series of convertible debt securities, may enter into one or more supplemental indentures, without the consent of the holders of any of the convertible debt securities, in order to:

   . evidence the succession of another corporation to ICOS and the assumption of our covenants by a successor;

   . add to our covenants or surrender any of our rights or powers;

   . add additional events of default for any series;

   . add, change or eliminate any provision affecting convertible debt securities not yet issued;

   . secure the convertible debt securities;

   . establish the form or terms of convertible debt securities not yet issued;

   . evidence and provide for successor trustees;

   . if allowed without penalty under applicable laws and regulations, permit payment in respect of convertible debt securities in bearer form in the United States;

   . correct or supplement any inconsistent provisions or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of convertible debt securities of any series issued under the indenture in any material respect; or

   . cure any ambiguity or correct any mistake.

   In addition, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding convertible debt securities of each series affected by the supplemental indenture, ICOS and the trustee may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of convertible debt securities of that series. However, no supplemental indenture may, without the consent of the holder of each convertible debt security that is affected:

   . change the time for payment of principal or interest on any convertible debt security;

   . reduce the principal of, or any installment of principal of, or interest on any convertible debt security;

   . reduce the amount of premium, if any, payable upon the redemption of any convertible debt security;

   . reduce the amount of principal payable upon acceleration of the maturity of an original issue discount convertible debt security;

   . impair the right to institute suit for the enforcement of any payment on or for any convertible debt security;

   . modify the conversion rights or provisions with respect to subordination in a manner adverse to the holders;

   . reduce the percentage in principal amount of the outstanding convertible debt securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

   . change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

   . modify the provisions relating to waiver of some defaults or any of the foregoing provisions; or

   . change the currency of payment.

   Any supplemental indenture will be filed with the Commission as an exhibit to:

   . a post-effective amendment to the registration statement of which this prospectus is a part;

   . an annual report on Form 10-K;

   . a quarterly report on Form 10-Q; or

   . a current report on Form 8-K.

Covenant Defeasance

   If the applicable prospectus supplement so indicates, we may elect to be released from our obligations for certain covenants applicable to the convertible debt securities of any series upon deposit with the related trustee of an amount sufficient to discharge the indebtedness evidenced by the convertible debt securities of that series. The deposit must consist of either money or obligations of the United States or any agency or instrumentality of the United States the payment of which is backed by the full faith and credit of the United States, which, through the payment of principal and interest on those obligations and complying with their terms, will provide funds in an aggregate amount sufficient to pay when due, including as a consequence of redemption in respect of which notice is given on or prior to the date of irrevocable deposit, the principal of, premium, if any, and interest on all convertible debt securities of the series.

   When a covenant defeasance occurs, we will:

   . be released only from our obligations to comply with certain covenants contained in the indenture relating to the convertible debt securities,

   . continue to be obligated in all other respects under those convertible debt securities, and

   . continue to be contingently liable for the payment of principal, premium and interest for those convertible debt securities.

   Unless the applicable prospectus supplement specifies otherwise and except as described below, the conditions to covenant defeasance are as follows:

   . the covenant defeasance must not result in a breach or violation of, or constitute a default or event of default under, the applicable indenture or any other of our material agreements or instruments;

   . certain bankruptcy-related defaults or events of default with respect to us must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease the convertible debt securities and ending on the 91st day after that date;

   . we must deliver to the trustee an opinion of counsel to the effect that the holders of the convertible debt securities:

     - will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and

     - will be subject to federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if the covenant defeasance had not occurred;

   . we must deliver to the trustee an officer's certificate and an opinion of counsel addressing compliance with the conditions precedent to covenant defeasance; and

   . we must comply with any additional conditions to the covenant defeasance that may be imposed on us pursuant to the applicable indenture.

   The indenture requires that a nationally recognized firm of independent public accountants deliver to the trustee a written certification as to the sufficiency of the trust funds deposited for covenant defeasance of the convertible debt securities. Holders of the convertible debt securities do not have recourse against that firm under the indenture.

   If we exercise our covenant defeasance option, payment of the convertible debt securities may not be accelerated because of a default or an event of default for the covenants to which the covenant defeasance is applicable. However, if acceleration occurs, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the convertible debt securities, because the required deposit in the defeasance trust is based on scheduled cash flow rather than market value, which will vary depending on interest rates and other factors.

   The applicable prospectus supplement may further describe the provisions, if any, applicable to covenant defeasance for convertible debt securities of a particular series.

                             PLAN OF DISTRIBUTION

   We may sell common stock, debt securities or convertible debt securities to or through underwriters or dealers, through agents, directly to other purchasers, or through a combination of these methods. We may distribute securities from time to time in one or more transactions at:

   . a fixed price or prices, which may be changed;

   . market prices prevailing at the time of sale;

   . prices related to the prevailing market prices at the time of sale; or

   . negotiated prices.

   The applicable prospectus supplement will describe the specific terms of the offering of the securities, including:

   . the name or names of any underwriters, and, if required, any dealers or agents;

   . the purchase price of the securities and the proceeds we will receive from the sale;

   . any underwriting discounts and commissions and other items constituting underwriters' compensation;

   . any initial public offering price;

   . any discounts or concessions allowed or reallowed or paid to dealers; and

   . any securities exchange or market on which the securities may be listed.

   Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   If underwriters are used in a sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The applicable prospectus supplement will set forth the underwriter or underwriters with respect to a particular underwritten offering of securities and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

   If a dealer is used in the sale of any of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of any such transactions.

   Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth the terms of any such transactions. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

   We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process used.

   In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   We may provide indemnification to underwriters, dealers, agents and others who participate in the distribution of the securities with respect to some liabilities, including liabilities arising under the Securities Act, and provide contribution with respect to payments that they may be required to make in connection with such liabilities.

   If indicated in the applicable prospectus supplement, we may authorize underwriters or agents to solicit offers by specific institutions to purchase the securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include, among others:

   . commercial and savings banks;

   . insurance companies;

   . pension funds;

   . investment companies; and

   . educational and charitable institutions.

   In all cases, we must approve the contracting institutions. The obligations of any purchaser under any payment and delivery contract will be subject to the condition that the purchase of the securities is not, at the time of delivery, prohibited by applicable law.

   Unless otherwise indicated in the applicable prospectus supplement, we do not intend to apply for the listing of any series of debt securities or convertible debt securities on a national securities exchange. If any of the securities of any series are sold to or through underwriters, the underwriters may make a market in those securities, as permitted by applicable laws and regulations. No underwriter is obligated, however, to make a market in those securities, and any market-making that is done may be discontinued at any time at the sole discretion of the underwriters. No assurance can be given as to the liquidity of, or trading markets for, any of the securities.

   Some of the underwriters, dealers or agents, or their affiliates, may engage in transactions with or perform services for us in the ordinary course of business.

                             ERISA CONSIDERATIONS

   ERISA stands for the Employee Retirement Income Security Act of 1974 and its amendments. ERISA imposes restrictions on many employee benefit plans and on their fiduciaries. Before purchasing any of these securities on behalf of a plan, a plan fiduciary should make sure that the plan's governing documents permit the purchase. The plan fiduciary should also verify that the purchase is prudent and appropriate in view of the plan's overall investment policy and its existing investments.

   ERISA Section 406 and Internal Revenue Code Section 4975 prohibit transactions involving a plan's assets when the transaction is with a "party in interest" under ERISA Section 3(14) or a "disqualified person" under Code
Section 4975. An underwriter and its affiliates involved in the sale of securities might be parties in interest or disqualified persons with respect to a plan purchasing securities. This is true because the underwriter or its affiliate provides services to the plan. ICOS might also be a party in interest or a disqualified person with respect to a plan purchasing securities.

   A transaction to purchase securities that is prohibited under ERISA Section 406 or Code Section 4975 might result in personal liability for the plan's fiduciaries, civil penalties being imposed on parties in interest or an excise tax being imposed on disqualified persons. In addition, if the plan asset involved in a prohibited transaction is an individual retirement account or an individual retirement annuity (each an "IRA"), the IRA would lose its tax-exempt status.

   There are certain exemptions from the prohibited transaction provisions of ERISA Section 406 and Code Section 4975, including:

   . prohibited transaction class exemption (PTCE) 75-1, Part II or Part III, exemptions for specific principal transactions involving sales or purchases of securities between plans and parties in interest;

   . PTCE 84-14, an exemption for specific transactions determined by an independent qualified professional asset manager;

   . PTCE 90-1, an exemption for specific transactions involving insurance company pooled separate accounts;

   . PTCE 91-38, an exemption for specific transactions involving bank collective funds;

   . PTCE 95-60, an exemption for specific transactions involving life insurance company general accounts; and

   . PTCE 96-23, an exemption for specific transactions involving in-house asset managers.

   Thus, if a plan fiduciary wants to enter into a transaction with a party in interest or a disqualified person with respect to a plan, the fiduciary should assure himself or herself that an exemption to the prohibited transaction provisions of ERISA and Code Section 4975 applies to the purchase and holding of the securities.

   Any fiduciary of any pension plan, IRA or other employee benefit plan who is considering the acquisition of any of these securities should consult with his or her counsel prior to acquiring such securities.

             DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

   Section 145(a) of the Delaware General Corporation Law (DGCL) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

   Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 145 of the DGCL further provides that, to the extent a director or officer of a Delaware corporation has been successful in the defense of any action, suit or proceeding referred to in subsections 145(a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

   Section 10 of our Restated Bylaws requires indemnification of officers and directors to the fullest extent permitted under Delaware law. Subject to any restrictions imposed by Delaware law, the Restated Bylaws provide an unconditional right to indemnification for all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person entitled to indemnification in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director or officer of ICOS or that, being or having been a director or officer or an employee of ICOS, such person is or was serving at the request of ICOS as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including an employee benefit plan. However, approval by our Board of Directors is required with respect to indemnification for any proceeding initiated by a person entitled to indemnification. The Restated Bylaws also provide that we may, by action of our Board of Directors, provide indemnification to our employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

   Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

   Article 10 of our Restated Certificate of Incorporation provides that, to the fullest extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of ICOS shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such
Article 10 shall not adversely affect any right or protection of a director of ICOS for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

   Our officers and directors are covered by insurance (with certain exceptions and limitations) that indemnifies them against losses for which we grant them indemnification and for which they become legally obligated to pay on account of claims made against them for "wrongful acts" committed before or during the policy period. Additionally, our outside directors are covered by a similar insurance policy.

   The underwriting agreements, which have been or will be filed as exhibits to the registration statement of which this prospectus is a part or incorporated by reference in the registration statement, contain provisions whereby the underwriters agree to indemnify ICOS, our directors and certain officers and other persons.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

   Unless otherwise indicated in the applicable prospectus supplement, the validity of the common stock, debt securities and convertible debt securities will be passed on for ICOS by Perkins Coie LLP, Seattle, Washington.

                                    EXPERTS

   The consolidated financial statements of ICOS Corporation and subsidiary as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, the financial statements of Lilly ICOS LLC (a development stage company) as of December 31, 2000 and 1999 and for each of the years in the two-year period ended December 31, 2000, the period from October 2, 1998 (inception) to December 31, 1998 and the period from October 2, 1998 (inception) to December 31, 2000, and the financial statements of Suncos Corporation (a development stage corporation) as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 and the period from February 6, 1997 (inception) through December 31, 2000, have been incorporated by reference into this prospectus and in the registration statement in reliance on the reports of KPMG LLP, independent certified public accountants, incorporated by reference into this prospectus and in the registration statement, and upon the authority of that firm as experts in accounting and auditing.

   The report of KPMG LLP covering the December 31, 2000 consolidated financial statements of ICOS Corporation refers to a change in the method of accounting for nonrefundable technology license fees and milestone payments in 2000.

   The report of KPMG LLP covering the December 31, 2000 financial statements of Suncos Corporation contains an explanatory paragraph that states that Suncos Corporation has experienced recurring losses from operations and has a deficit accumulated during the development stage, which raises substantial doubt about its ability to continue as a going concern. The Suncos Corporation financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                               5,500,000 Shares

                                  [LOGO] ICOS

                                 Common Stock

                               -----------------

                                  PROSPECTUS
                                  SUPPLEMENT

                               -----------------


                              Joint Lead Managers

Credit Suisse First Boston                                  Merrill Lynch & Co.


                               -----------------


SG Cowen
               Banc of America Securities LLC
                                                             Robertson Stephens


                               November 7, 2001